Schlumberger Limited
2009 Annual Report


10010143

Received SEC
MAR 0 5 2010
Washington, DC 20549

Schlumberger

Financial Performance

(Stated in millions, except per share amounts)

Year ended December 31	2009	2008	2007
Revenue	$ 22,702	$27,163	$23,277
Income from continuing operations	$ 3,156	$ 5,397	$ 5,177
Diluted earnings per share from continuing operations	$ 2.61	$ 4.42	$ 4.20
Cash dividends declared per share	$ 0.84	$ 0.84	$ 0.70
Return on sales from continuing operations	14%	20%	22%
Return on equity from continuing operations	17%	33%	41%
Net debt	$ 126	$ 1,129	$ 1,857

Safety and Environmental Performance

Year ended December 31	2009	2008	2007
Combined Lost Time Injury Frequency (CLTIF)—Industry Recognized (OGP)	1.4	1.7	2.0
Auto Accident Rate mile (AARm)—Industry Recognized	0.4	0.4	0.5
Tonnes of CO_2 per employee per year	13	14	14

Schlumberger is the world's leading oilfield services company supplying technology, information solutions, and integrated project management that optimize reservoir performance for customers working in the oil and gas industry. The company employs approximately 77,000 people of over 140 nationalities working in approximately 80 countries. Schlumberger supplies a wide range of products and services from seismic acquisition and processing; formation evaluation; well testing and directional drilling to well cementing and stimulation; artificial lift and well completions; and consulting, software, and information management.

In This Report

Front Cover

In the Schlumberger Heavy Oil Regional Technology Center in Calgary, Reservoir Engineers Carlos Damas and Jose Rivero discuss steam-assisted gravity drainage simulation results from a heavy oil reservoir in Alberta.



The age of easy oil is over. As the exploration and production industry strives to meet the energy needs of tomorrow, it is challenged by deeper waters, increasingly complex geological settings, more diverse hydrocarbons, and greater extremes of temperature and pressure. In this report we discuss how Schlumberger people and technologies are positioned for success.

Gas hydrates have yet to be commercially produced but could become an important source of energy. Located on a remote island in the Mackenzie Delta of Northwestern Canada, the Mallik field was the subject of a 10-year gas hydrate research and development project. Schlumberger Integrated Project Management provided complete well construction services including project planning, engineering, drilling, completions, and well testing.

Letter from the Chairman

In 2009, Schlumberger revenue fell by 16% to $22.7 billion as world economic conditions worsened and customer spending dropped with lower commodity prices. As the year progressed, however, oil prices recovered gradually from levels under $40 per barrel in January to over $70 per barrel in December.

Within this market, Schlumberger Oilfield Services revenue in 2009 also declined 16% compared to 2008, falling to $20.52 billion. Lower natural gas prices and unfavorable market fundamentals led to a 37% decline in North America revenue, primarily in the US Land and Canada GeoMarket* regions. Europe/CIS/Africa Area revenue fell 13% mainly owing to the weakening of local currencies against the US dollar and reduced activity in the Russia, North Sea, West & South Africa, and Caspian GeoMarkets, as well as at Framo Engineering. Middle East & Asia Area revenue dropped 9% primarily as a result of decreases in the East Asia, East Mediterranean, Arabian and Australia/Papua New Guinea GeoMarkets. Latin America Area revenue, however, was only marginally lower than in 2008 as the impact of weaker local currencies against the US dollar and much lower activity in the Venezuela/Trinidad & Tobago and Peru/Colombia/Ecuador GeoMarkets was partly offset by stronger activity in the Mexico/Central America and Brazil GeoMarkets.

WesternGeco revenue in 2009, at $2.12 billion, was 25% lower than 2008. Revenue fell across all product lines, with the largest declines seen in Marine and Multiclient. Marine revenue fell on lower activity and reduced pricing as a result of weaker market conditions while Multiclient revenue decreased as customers reduced discretionary spending—primarily in North America. Land revenue fell on lower crew utilization and Data Processing revenue decreased reflecting lower activity primarily in Europe and Africa and in North America.

While customers spent less on new technology in 2009 versus the previous year, a number of recently introduced Schlumberger services made further market progress. PowerDrive* family rotary-steerable drilling systems extended their reach, entering new markets in North and Latin America. Scanner Family* services for advanced formation evaluation saw success in Mexico and Canada, while Well Services recorded market penetration in Saudi Arabia, Abu Dhabi, and Malaysia with the range of ACTive* real-time coiled tubing services that improve operating efficiency and well performance through the innovative use of fiber-optic cable to convey downhole information to the surface.

New seismic technology also made progress with WesternGeco announcing the deployment of the UniQ* integrated point-receiver land seismic acquisition and processing system in Kuwait for the Kuwait Oil Company. The new system, designed for greater operational efficiency and flexibility, offers up to four times the capability of existing Q-Land* systems and has already acquired data from 53,000 live point-receiver channels in conjunction with WesternGeco DX-80* land seismic vibrator trucks equipped with MD Sweep* low-frequency technology introduced the previous year.

Our investment in infrastructure to support future growth continued throughout the year. Significant events included the opening of a new reservoir completions manufacturing center in Dammam, Saudi Arabia. Representing an investment of $25 million, the center houses design and manufacturing engineers specializing in the production of downhole reservoir completions equipment. The center also provides a collaborative environment in which joint oil company and Schlumberger teams can develop completions solutions for application across Saudi Arabia and the Middle East. In Brazil, we announced the signing of a joint cooperation agreement with the Universidade Federal do Rio de Janeiro to build a key international research center on the university campus. This center will focus on research and development activities in complex deepwater environments.

We also completed a number of technology agreements and acquisitions to enable product development or expand geographical reach. In May, Schlumberger acquired Techsia SA, a supplier of petrophysical software based in Montpellier, France. Techsia will become the Schlumberger Petrophysics Software Center of Excellence for the development of state-of-the-art solutions for the oil and gas exploration and production industry. In September, we announced the creation of a joint venture with National Oilwell Varco to provide high-speed drillstring telemetry systems to improve the efficiency and safety of oil and gas operations, and in November, we acquired Lonkar Services—a company providing slickline, cased-hole wireline and surface well testing services in Western Canada and Northern USA. In November we also signed a joint cooperation agreement with Technip to develop subsea integrity and surveillance solutions for the flexible pipe used in deep offshore oil and gas production. This agreement will initially focus on surveillance systems activities for new and challenging flexible pipe applications such as those required in deepwater operations.

Last year I commented with disappointment on the poor safety results of 2008. This year, I am pleased to note some improvement, particularly in our own driving performance that resulted in no fatalities among our employees for the first time since 2005. We regretfully still recorded fatalities in accidents suffered by our contractors, and here we must further strengthen our efforts to raise awareness and enforce the procedures that will ultimately save lives. Our improved driving safety performance was not, however, mirrored in our operations, and 2009 saw the worst year for work process fatalities since 2000. We must not relax our efforts in any area of safety and I expect all of the management team to make safety their highest priority in the coming year.

The outlook for 2010 remains largely dependent on the prospects for the general economy. At the end of the third quarter of 2009, we indicated that we were encouraged that signs were emerging that demand for oil and gas would begin to increase. Consensus forecasts now predict that oil demand in 2010 will increase, particularly in the developing world, for the first time since 2007.

As a result, we feel that oil prices are likely to be sustained at current levels and that as our customers' confidence grows, their exploration and production budgets will increase. We believe that considerable leverage exists to increase investment in offshore markets, in Russia, as well as in certain emerging investment opportunities such as Iraq but that this will be dependent on continued economic growth in the second half of the year beyond current government stimulus packages.

For natural gas activity we remain a great deal more cautious. Despite signs of some recovery in industrial demand as well as colder winter weather, we consider that markets remain generally oversupplied. Increased LNG flows together with further capacity being added in 2010, as well as the general uncertainty over the decline rates of unconventional gas production, have the potential to limit the current increase in the North American gas drilling rig count.

In conclusion, I would like to thank our customers for their confidence and support as well as our employees for the dedication and commitment that they have shown in a difficult year. Longer term, we remain confident that considerably increased spending will be necessary to maintain sufficient reserves and production of hydrocarbons to meet the world's needs. Our technology portfolio and worldwide infrastructure mean we are strongly positioned to capture growth opportunities as our customers begin to increase their investment.



Andrew Gould
Chairman and Chief Executive Officer

Integrating Technology for Success in Complex Project Management

Performed by Schlumberger

The Performed by Schlumberger program is founded on corporate values of people, technology, and profit. It was launched in 1999 and every year, entries from teams of employees across the company are judged through an awards process that recognizes teamwork, innovation, and business impact.

Award-winning projects are recognized at three levels —gold, silver and bronze—and from these projects the ultimate winner is selected to receive the Schlumberger Chairman's Award. In 2009, for the first time in the history of the Performed by Schlumberger program, the Chairman's Award went to two projects: ***Rejuvenating Casabe*** and ***Developing the North Kuwait Jurassic Gas Field***. Both are excellent examples of the Schlumberger integrated approach to managing complex projects in either well construction or production that demand rapid solutions and long-term commitment.



Excellence in operational execution was one key to success in rejuvenating Casabe with the integrated services approach combining safety procedures and operational processes under one management system. Here, Wellsite Supervisor Hugo Schreiber and Health, Safety and Environment Manager Jose Herberth discuss operations at a Casabe wellsite.

Rejuvenating Casabe

The Casabe Field in Colombia was first discovered in 1941 and achieved peak production of 45,000 barrels of oil per day in 1954. Secondary recovery began in the mid-1980s when waterflooding was introduced to boost declining production. In 2004, Ecopetrol, the national oil company of Colombia, offered Schlumberger the opportunity to form an alliance to revive production.

The Alliance began as a 10-year field management project to reverse production decline and extend field life. Four key factors were identified for the success of the Alliance—teamwork, integrated reservoir management, fit-for-purpose technology, and excellence in operational execution. The team members were drawn from both Ecopetrol and Schlumberger with expertise that covered a range of technical skills in the field.

Despite Casabe being a mature field, the need for accurate seismic data was identified as the first step to better reservoir understanding, so an extensive 3D seismic survey was designed and acquired. This led to adjustment of the structural and static reservoir models, definition of new drilling targets toward the edges of the field, reduced geological uncertainties, and identification of a number of new and significant oil reserves.

In 2007 the Alliance introduced a selective injection completion system, which enabled more accurate control of pressure and water injection rates for the various layers of reservoir rock within each producing pattern. The technology helped raise water injection rates and improve vertical sweep efficiencies to improve production performance. Artificial lift technology was also introduced to increase sand handling and oil production. This further improved performance, and today more than 70% of the field production is pumped with progressive cavity artificial lift pumps.

The efficiency of the drilling and completions program was a determining factor in achieving the targeted production increases within approved budgets. The integrated services approach provided close coordination and effective processes for continuous improvement across operational phases. As a result, the Alliance reduced operating times by more than 60% per well from beginning to end, providing major savings for Ecopetrol.

After five years' work, the Alliance has more than tripled production to over 16,000 barrels per day and is now on target to reach more than 23,000 barrels per day by 2014. The Casabe project has demonstrated the value of an integrated approach to project management in reversing production decline and extending the life of the field. With its value clear, the Alliance has been extended for a further ten years even before the end of the initial ten-year period.

Developing the North Kuwait Jurassic Gas Field

In 2005, in recognizing a need for increasing domestic supply of natural gas, the Kuwait Oil Company (KOC) gave Schlumberger the chance to help it develop the first nonassociated gas field in Kuwait.

The challenges of this project were apparent from the beginning. The carbonate reservoir is heterogeneous, fractured, and highly complex—covering a wide geographical area of more than 1,700 square kilometers. In addition, the anticipated drilling environment posed a variety of difficulties, while the need to accelerate production only added to the pressure. With all of this in mind, the project team was formed from a diverse group of more than 50 multidisciplinary experts from both KOC and Schlumberger; who worked together at KOC facilities for the duration of the project.

The field development plan relied on the integration of technologies across the spectrum from seismic to stimulation, using one of the most innovative and complex reservoir models developed to date. A 35-million-cell, fine-scale matrix and fracture model with 371 layers at 4- to 6-feet vertical resolution was built using Petrel* workflow process software, incorporating all available data. The reservoir was divided into 48 separate models based on the current understanding of the complex reservoir compartmentalization. These models were coupled through an advanced simulation system to ensure optimal selection of future well locations from across six main fields.

The innovative work done by the team enabled completion of the first phase of the field development plan on schedule and with excellent results. This was enough to justify the investment in the next phase of development, which will ultimately replace the use of liquid hydrocarbons for electricity generation in Kuwait. By 2015, the North Kuwait Jurassic Project is forecast to deliver more than 1 billion cubic feet of gas per day.



Developing the North Kuwait Jurassic Project reservoir model is a dynamic process, involving constant updates to the model as new data become available. Reservoir Engineer Kassem Ghorayeb, Petrophysicist Djisan Kho, and Geologist Subrata Chakraborty are shown reviewing results in the team's dedicated offices located within a Kuwait Oil Company facility.



Schlumberger-Doll Research, which relocated to Cambridge, Massachusetts, USA, in 2006, has been a center of excellence for oilfield research since the 1940s. The center houses approximately 150 scientists and engineers representing 31 nationalities focused on new technologies that will help customers improve recovery and sustain performance. Ronald van Hal, program manager—new spectroscopies, is shown here working on pH measurement technology.

Delivering New Technology Faster—The Schlumberger Advantage

Introduction

The age of easy oil is over. As the exploration and production (E&P) industry strives to meet the energy needs of tomorrow, it is challenged by frontier locations such as deeper waters, increasingly complex geological settings, more diverse hydrocarbons, and greater extremes of temperature and pressure—all areas where Schlumberger excels. These environments require significant new technologies to find and develop the resources that will make up future production.

In deeper waters, for example, technology challenges are twofold. First, operating costs are high, given the difficulty of operating in more than two kilometers of water to develop reserves trapped below several kilometers of rock. Technology to mitigate risk in such environments is essential. Second, the complexities of these potential reservoirs require sophisticated measurement and modeling to ensure that the right well is drilled. More often than not, success depends on technology integration.

Natural gas production presents other challenges. The majority of the world's gas resources are considered to be unconventional—trapped in low-permeability reservoirs, shales, and coalbed methane formations. Although unconventional gas represents only 10% of today's total world production, this will increase in the future as world gas consumption accelerates and conventional gas reservoirs deplete. Natural gas production will also include more complex components. Not only will we be producing from unconventional reservoirs, but we will be adding more diverse types of gas including wet gas, sour gas, and carbon dioxide —all of which further compel the use of new technology.

At the same time, today's aging global production base requires greater support. Many of the giant fields that supply current needs were developed using technologies conceived 50 years ago or more. Production of their remaining reserves increasingly depends on implementing new technologies such as multilateral wells and advanced completion systems.

A Commitment to Research

Schlumberger—the world's leading supplier of technology to the E&P industry—has long recognized that technology development demands long-term commitment. Many steps are required to bring new technology to market, including fundamental research, intrinsic development, and adaptation of solutions from other industries. These factors can lengthen the technology development cycle, delaying potential benefits. Consequently, investment and effort must be maintained even in times of slowdown—an objective to which Schlumberger maintains an unwavering commitment.

As oil and gas production expands geographically, technology development efforts must similarly expand. For example, our Research Centers have moved from central establishments, far from areas of operations, to networked facilities closer to customers and the field. Harnessing regional input while remaining connected to worldwide expertise is one of the reasons why we inaugurated Research Centers in Saudi Arabia, Norway, and Russia that complement existing major centers in Cambridge, Massachusetts, USA, and Cambridge, UK. The three new centers are close to oil company operations and to concentrations of academic expertise.

Each Research Center maintains a specific focus. In Russia, for example, Schlumberger pursues many collaborative projects with academic institutions covering seismic and acoustic methods, reservoir physics, and reservoir testing. In Saudi Arabia we are looking in depth at carbonates, and in Brazil a new center will open to focus on research and development for complex deepwater presalt and subsalt environments.

From Research to the Field

Technology development is not just about research and engineering. We work in an industry where commercial uptake is often slow due to the sheer size of the investments required. New techniques take time to attain full deployment, even more so given the variation in the new hydrocarbon resources to be developed. Consequently, we must learn to move faster, efficiently selecting the right technology and then ensuring its correct application in a timely manner. To this end, Schlumberger has opened a series of Regional Technology Centers with the objective



The Schlumberger DBR Technology Center is located in the Edmonton Research Park in Alberta—a campus that houses companies engaged in advanced research. Fluid Analysis Specialist Mila Goretic and Project Engineer Fenglou Zhou prepare the 2D gas chromatograph to analyze the chemical signature of a heavy oil sample. Such signatures define variability across the reservoir and help reservoir engineers optimize stimulation and production programs.

of answering customer needs by combining multidomain petrotechnical expertise with Schlumberger technology in a collaborative environment.

The Regional Technology Centers bridge the gap between field operations and research and engineering. While responding to global industry challenges, they also meet regional needs by creating a collaborative environment in which customer and Schlumberger experts can work to solve specific questions. In Dallas, Texas, USA, the focus falls on unconventional gas resources; in Calgary, Alberta, Canada, it's on heavy oil reservoirs; and the center in Mexico City, Mexico, targets advanced recovery techniques. In the Eastern Hemisphere, Abu Dhabi, UAE, directs its efforts at carbonates; Moscow, Russia, targets the difficulties that surround gas condensate production; and Kuala Lumpur, Malaysia, works on deepwater technology applications.

Where the Regional Technology Centers are close to satellite Research Centers such as those in Russia or in Saudi Arabia, their value is increased by an expanded network of available specialists. The work performed can therefore include more fundamental aspects. However, the overall goal remains to bring new technologies on line faster through their introduction on specific projects in the same geographical area rather than through more general approaches.

Answers for More Diverse Crudes

Heavy oil, extra-heavy oil, and bitumen are estimated to make up 70% of the world's total oil reserves. Other liquid resources include oil shales that require major technological breakthroughs to become commercial. Geographically, today's centers of heavy, or viscous, oil reserves lie in Canada and Venezuela. In both countries, Schlumberger has located specific expertise directed at providing the scientific and technical leadership to stimulate relevant technology development.

The Calgary Heavy Oil Regional Technology Center opened its doors in August 2007. Located close to major operators, the center is designed for client interaction, providing open collaboration spaces, formal meeting rooms, workshops, and a dedicated data visualization center. Experts in geology, geophysics, physics, geochemistry, production, and reservoir engineering work alongside operational personnel. Leveraging contacts with academia, relationships have already been forged with the Alberta Research Council and universities, including the funding of several PhD candidates.

This team supports the development of modeling and simulation technologies for thermal recovery, cold heavy oil production with sand (CHOPS), cold production in horizontal wells, solvent recovery processes, air injection, and fully coupled geomechanical and reservoir modeling. Focus is also on the understanding of fluid behavior and pressure-volume-temperature (PVT) properties. This includes high-temperature PVT analysis, miscible injection studies, viscosity measurement, flow assurance, and specific studies in geochemistry. Much of this work is conducted in conjunction with the Schlumberger DBR Technology Center, located nearby in Edmonton, Alberta, Canada.

A number of customer programs involve both thermal and cold production projects with the objective of improving reservoir recovery. New applications of Vx* advanced multiphase flowmeter technology are being developed for use in steam-assisted gravity drainage (SAGD) systems as part of a wider approach of enhancing high-temperature



Close cooperation between the Schlumberger Engineering, Manufacturing and Sustaining organization and the Regional Technology Centers helps apply the right technology to the right challenge. Engineering staff Yusshy Mendoza and Eghosa Oriaikhi discuss advanced completions technology in the Schlumberger Reservoir Completions Center in Rosharon, Texas, USA.



Regional Technology Centers foster multidisciplinary cooperation between geoscientists and engineers. Visualization of the potential results of proposed technical solutions is key to clear communication and rapid understanding. In Calgary, Fereidoon Farahani, Amin Saeedfar, Jose Rivero, Robert Godfrey, Kevin McCarthy, and John Zhao discuss modeling and simulation results from a heavy oil project in Canada.

electric submersible pump performance. Smart completions as well as crosswell electromagnetic and seismic surveys are being studied for their potential toward improving SAGD recovery. A total of seven Schlumberger technology organizations are contributing to work at the center, making it a truly multidisciplinary effort.

The Faja Heavy Oil Center of Excellence in Venezuela also contributes to Schlumberger customer understanding of heavy oil challenges, specifically in Latin America. The higher ambient temperatures have allowed cold production based on multilateral well technologies to be used in the area, but even in the Orinoco belt, thermal recovery techniques are necessary to improve recovery. Consequently, the Faja center draws on expertise from Calgary while developing its own approach to meeting more specific local needs.

And More Complex Natural Gas Resources

Today's unconventional natural gas development is mainly in North America, and particularly in the United States where it represents more than 40% of domestic production—a figure that has been made possible by exciting new technologies that maximize the contact between the producing shale formation and the wellbore.

One of the biggest challenges in developing unconventional gas fields is understanding the complex reservoir characteristics and fluid flow processes for optimizing production design and improving recovery factor. The Regional Technology Center in Dallas, which opened in early 2007, applies rigorous scientific analysis of data and information to address the myriad knowledge and technology gaps in unconventional gas development. Three main technical domains are involved. The first, productivity optimization, is focused on the hydraulic and geomechanical mechanisms that influence natural gas flow. The second, completions and production, develops advanced modeling capabilities for predicting production potential throughout the life of an unconventional gas well. The third, geosciences, completes the production design process by building an in-depth understanding of the petrophysical properties of unconventional reservoirs to optimize the design of well placement, completion, and stimulation programs.

But North America is not alone in the development of unconventional gas resources. The trend toward unconventional gas production is spreading to other parts of the world as demand increases are driven by industrial expansion, petrochemical needs, and residential growth. By 2030, the Middle East and Asia will account for 30% of global natural gas demand—up from 19% today. To meet this demand tomorrow, operators must focus on new solutions today. That is why Schlumberger opened the Tight Gas Center of Excellence in Al-Khobar, Saudi Arabia, in July 2008. Much of the technical approach comes from applying and adapting the techniques that have proved so successful in North America. But the center also provides an environment in which engineers new to unconventional gas production can absorb the knowledge necessary to develop such resources successfully.

Russia holds the largest natural gas reserves in the world, and Moscow has been home to a Regional Technology Center since January 2007. The center's original charter, the study of gas condensates, is significant because as the supply of dry gas from conventional large gas fields declines, future production will increasingly come from wet gas or gas condensate fields. In such fields, gas can liquefy as the pressure drops with production, reducing recoverable volumes and reservoir deliverability.



Operation Support Centers bring another dimension to the introduction of technology in the field. In Saudi Arabia, Drilling Services Manager Mohammad Zia, Directional Drilling Engineer Ali Hilal Al-Yaquob, and Drilling Engineers Sherif Elewa and Karam Dhaher discuss plans for an upcoming well.


Rodriguez
Victor

Wireline logging tool measurements help deliver accurate fluid analysis for heavy oil fields, where viscosity can vary significantly across a single reservoir and affect production rates. Fluid viscosity variations can be incorporated into models to improve the accuracy of simulation predictions. In Venezuela, Electronics Engineer Victor Rodriguez prepares an MDT modular dynamics tester tool before a fluid sampling job.*

Russia is home to a substantial Schlumberger technical presence including research, engineering, manufacturing, and sustaining facilities. The Regional Technology Center can therefore draw on a wealth of expertise to support its work.

The Technology Collaboration Framework Agreement signed between Gazprom and Schlumberger in November 2008 extended the center's mandate beyond the technical challenges of gas condensates. In 2009, review began of more than 80 possible technologies that had been identified for fracturing, coiled tubing and sidetracking operations as well as for artificial lift systems. Candidate wells were subsequently selected, and pilot jobs have already led to significant increases in gas production.

Reservoir Rock Is Complex Too

Analyses by the International Energy Agency, BP, and Schlumberger indicate that approximately 60% of the world's conventional oil reserves and 40% of the world's conventional natural gas reserves are trapped in carbonate rocks. The Middle East holds 62% of the world's proved conventional oil reserves; approximately 70% of these are in carbonate reservoirs. The Middle East also holds 40% of the world's gas reserves, of which 90% are in carbonates. The Schlumberger Abu Dhabi Regional Technology Center is therefore well situated to focus on technologies for improving carbonate reservoir performance. Reflecting the importance of carbonate reservoirs to world oil and gas production, the Abu Dhabi center is part of a worldwide Schlumberger technology effort that harnesses expertise in Cambridge, USA; Cambridge, UK; Dhahran, Saudi Arabia; Stavanger, Norway; Clamart, France; Rosharon and Sugar Land, Texas, USA; and Beijing, China.

Carbonate reservoirs are highly heterogeneous and exhibit varying degrees of diagenesis. Their porosity systems are complex, their description challenging, and their recovery factors can be significantly lower than average. Techniques that improve formation evaluation, reservoir characterization, sweep efficiency, and oil recovery in carbonate reservoirs are therefore clear opportunities for the application of Schlumberger technologies.

The experts who staff the Abu Dhabi center are well engaged in a number of collaborative projects that address customer needs in developing carbonate reservoirs. These multidisciplinary solutions include deep-reading crosswell seismic and electromagnetic surveys for visualizing sweep patterns and fracture characterization using the latest UniQ point-receiver land acquisition system. They also include enhanced oil recovery techniques which are being assessed using MDT technology from depth to depth in the same well, and from well to well in the same field.

Depth and Breadth, Across the World

In September 2009, Schlumberger announced the signing of a joint cooperation agreement with the Universidade Federal do Rio de Janeiro to build a key Research Center on the university's campus. The agreement marks the first international research and geosciences center to be located at the university's technology park. The new center will focus on many of the research and development projects that form the basis of a Technology Cooperation Agreement recently signed between Petrobras and Schlumberger. As the network of Schlumberger Regional Technology Centers develops, so does the unique technology advantage that Schlumberger brings to present and future E&P industry challenges.



The new Brazil Geoscience Research Center, located in Rio de Janeiro, will emphasize the development of new geoscience software and new technologies for presalt reservoir challenges. The Center will also house the new Brazil Regional Technology Center as well as an interpretation center of excellence for seismic and electromagnetic measurements.

Technology and the Environment—Measurement and Impact

Schlumberger technology, innovation, and knowledge are not only directed at improving reservoir performance. They are also of value in how we contribute to addressing climate change: both as a provider of solutions and in how we manage our own greenhouse gas (GHG) footprint. In particular, we directed significant effort at measuring our GHG emissions in 2009, with an additional focus on wider environmental issues including groundwater protection.

As a technology leader in oil and gas exploration and production, Schlumberger believes that growing concerns over levels of anthropogenic carbon dioxide emissions require complementary mechanisms to reduce GHG concentrations. This view is linked to the certainty that fossil fuels will continue to fulfill the overwhelming majority of the world's energy needs for decades to come. Expert bodies such as the International Energy Agency have already identified means for emissions reduction—including energy efficiency, greater use of renewable energies and nuclear power, and geological carbon capture and storage (CCS). Implementation of the latter depends on accurate characterization of subsurface storage formations—a discipline to which Schlumberger naturally contributes substantially through its measurement technologies and geoscience expertise. Indeed, Schlumberger Carbon Services, formed in 2005, is already a leading player in this field, with experience in the more than 30 pilot projects active worldwide.

While technologies such as CCS can deliver significant contributions in the future, energy efficiency and carbon dioxide emission reduction programs represent more immediate solutions for today. Schlumberger is focused on measuring and reporting GHG emissions each year with greater clarity as more measurement data of more reliable quality become available. Since 2005 we have submitted figures and narrative to the Carbon Disclosure Project, and in 2008 we adopted the GHG Protocol to guide us in setting the boundaries of our reporting.

The GHG Protocol classifies emissions according to three categories, or scopes. Scope 1 refers to direct GHG emissions from sources owned or controlled by the company, such as from fuel consumed by vessels, vehicles, rigs, generators, and all other non-vehicle-mounted equipment. Schlumberger operates more than 15,000 such point sources in over 80 countries. Scope 1 direct emissions also

Total gross Schlumberger carbon dioxide emissions in 2009 by GHG Protocol scope.
Figures in tonnes



Scope 1
1,500,000
47%
Scope 2
390,000
12%
Scope 3
1,332,000
41%



The hull design of the latest-generation WesternGeco Explorer Class seismic vessels promotes fuel efficiency, higher speed, and a more stable work environment.

include those from offices and other facilities, wellsite operations, and natural gas consumption for power or heat generation. Scope 2 indirect GHG emissions are from electricity generation at power stations for consumption by Schlumberger-controlled activities. Other indirect GHG emissions from associated activities not directly controlled by Schlumberger are reported as Scope 3. These include subcontracted haulage and employee business travel, but the majority comes from the production of cement used in well cementing operations and of ceramic proppants used in well stimulation.

The decrease in Schlumberger GHG emissions intensity from 2008 to 2009, although principally activity related, has indicated the potential for reduction strategies. In some cases, these strategies await the development of new technologies in power generation and automotive engineering. In the meantime, we have identified a number of ways that our emissions might be reduced. In land transportation—our most significant source of emissions—avoiding excess weight, heavy acceleration, unnecessary idling, and inadequate gear selection could reduce related emissions by up to 10%. Other opportunities are afforded by engine downsizing during fleet renewal, hybrid and electric vehicles where operationally appropriate, and new-generation fuels. To monitor progress, our comprehensive e-Journey* computer-based journey management system for driving safety can be extended to track improvements brought by environmentally friendly driving.

Reductions in emissions from fuel consumed in non-land-transportation activities are also targeted. New-generation marine seismic survey vessels towing hydrodynamically efficient streamer arrays offer one solution; additional options are improved maintenance and generator efficiency and alternative energy sources for field power generation. Within the supply chain, Schlumberger will be working with cement and ceramic proppant suppliers to identify achievable savings.

While carbon emissions are generally associated with climate change, they form only part of the Schlumberger approach to the environment. Other operational concerns include the chemicals used in well stimulation, for which the company has pledged significant efforts aimed at delivering best-in-class technology with greater transparency. We continue to address our overall environmental footprint, with a 65-strong team of auditors assessing our 550-plus locations around the world. The environmental assessment process is rigorous and compliance must be demonstrated to 85 requirements. In 2008 more than 96% of Schlumberger sites achieved compliance with the requirements of the company's Environmental Management Standard. Wherever it works, Schlumberger adheres strictly to local environmental laws, but in those cases where differences exist between local laws and Schlumberger standards, compliance is based on the more stringent of the two—which is often the Schlumberger standard.

Technology is key to Schlumberger—forming a significant differentiator—from the company's unique range of services and products, through its management systems and processes, to the manner in which it can help address environmental concerns with concrete actions.



Environmental Specialist Beryl Ayewah perfoms a routine inspection and sampling test on wastewater at the Schlumberger Reservoir Completions Center in Rosharon. The same high standards for environmental management are applied to all Schlumberger locations around the world.



Technology is key to Schlumberger—forming a significant differentiator—from the company's unique range of services and products, through its management systems and processes, to the manner in which it can help address environmental concerns with concrete actions.

Land seismic technology is undergoing significant evolutionary change with the introduction of WesternGeco UniQ integrated point-receiver systems. In Kuwait, this crew is acquiring data for use in new studies of reservoir fracture conductivity.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______

Commission File Number 1-4601

Schlumberger N.V. (Schlumberger Limited)

(Exact name of registrant as specified in its charter)

Netherlands Antilles **(State or other jurisdiction of incorporation or organization)**	**52-0684746** **(IRS Employer Identification No.)**
42, rue Saint-Dominique **Paris, France**	**75007**
5599 San Felipe, 17th Floor **Houston, Texas, United States of America**	**77056**
Parkstraat 83, The Hague, **The Netherlands** **(Addresses of principal executive offices)**	**2514 JG** **(Zip Codes)**

Registrant's telephone number in the United States, including area code, is:
(713) 513-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange Euronext Paris The London Stock Exchange SIX Swiss Exchange Ltd.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2009, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $64.7 billion.

As of January 31, 2010, the number of shares of common stock outstanding was 1,196,589,089.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document have been incorporated herein by reference into Part III of this Form 10-K to the extent described therein: the definitive proxy statement relating to Schlumberger's 2010 Annual General Meeting of Stockholders ("2010 Proxy Statement").

SCHLUMBERGER LIMITED

Table of Contents

Form 10-K

PART I

Item 1. Business.

All references in this report to "Registrant," "Company," "Schlumberger," "we" or "our" are to Schlumberger Limited and its consolidated subsidiaries.

Founded in 1926, Schlumberger is the world's leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Having invented wireline logging as a technique for obtaining downhole data in oil and gas wells, the company today provides the industry's widest range of products and services from exploration through production. As of December 31, 2009, the Company employed approximately 77,000 people of over 140 nationalities operating in approximately 80 countries. Schlumberger has principal executive offices in Paris, Houston and The Hague, and consists of two business segments – Schlumberger Oilfield Services and WesternGeco. Schlumberger Oilfield Services provides the industry's widest range of products and services from exploration to production, while WesternGeco is the world's most technologically advanced surface seismic acquisition and processing company.

Schlumberger Oilfield Services operates in each of the major oilfield service markets, managing its business through its GeoMarket* regions, which are grouped into four geographic areas: North America, Latin America, Europe/CIS/Africa and Middle East & Asia. The GeoMarket structure offers customers a single point of contact at the local level for field operations and brings together geographically focused teams to meet local needs and deliver customized solutions. Within this business structure, Schlumberger Oilfield Services products and services are developed by a number of technology-based product lines, or Technologies, to capitalize on technical synergies. These products and services cover the entire life cycle of the reservoir and correspond to a number of markets in which Schlumberger Oilfield Services holds leading positions. The Technologies are also responsible for overseeing operational processes, resource allocation, personnel, and quality, health, safety and environmental matters in the GeoMarkets.

The Technologies are:

- Wireline – provides the information necessary to evaluate the subsurface formation rocks and fluids to plan and monitor well construction, and to monitor and evaluate well production. Wireline offers both open-hole and cased-hole services.
- Drilling & Measurements – supplies directional-drilling, measurement-while-drilling and logging-while-drilling services for all well profiles.
- Testing Services – provides exploration and production pressure and flow-rate measurement services both at the surface and downhole. The Technology also provides tubing-conveyed perforating services.
- Well Services – provides services used during oil and gas well drilling and completion as well as those used to maintain optimal production throughout the life of a well. The services include pressure pumping, well cementing and stimulation operations as well as intervention activities. The Technology also develops coiled-tubing equipment and services.
- Completions – supplies well completion services and equipment that include gas-lift and safety valves as well as a range of intelligent well completions technology and equipment.
- Artificial Lift – provides production optimization services using electrical submersible pumps and associated equipment.

- Data & Consulting Services – supplies interpretation and integration of all exploration and production data types, as well as expert consulting services for reservoir characterization, production enhancement, field development planning and multi-disciplinary reservoir and production solutions.
- Schlumberger Information Solutions (SIS) – provides consulting, software, information management and IT infrastructure services that support core oil and gas industry operational processes.

Supporting the Technologies are 22 research and engineering centers. Through this organization, Schlumberger is committed to advanced technology programs that enhance oilfield efficiency, lower finding and producing costs, improve productivity, maximize reserve recovery and increase asset value while accomplishing these goals in a safe and environmentally sound manner.

Schlumberger Oilfield Services also offers customers its services through a business model known as Integrated Project Management (IPM). IPM combines the required services and products of the Technologies with drilling rig management expertise and project management skills to provide a complete solution to well construction and production improvement. IPM projects are typically of multi-year duration and include start-up costs and significant third-party components that cover services that Schlumberger does not provide directly. Some projects may be fixed price in nature and may contain penalties for non-performance.

Schlumberger Oilfield Services uses its own personnel to market its services and products. The customer base, business risks and opportunities for growth are essentially uniform across all services. There is a sharing of manufacturing and engineering facilities as well as research centers, and the labor force is interchangeable. Technological innovation, quality of service, and price differentiation are the principal methods of competition, which varies geographically with respect to the different services offered. While there are numerous competitors, both large and small, Schlumberger believes that it is an industry leader in providing wireline logging, well testing, measurement-while-drilling, logging-while-drilling and directional-drilling services, as well as fully computerized logging and geoscience software and computing services. A large proportion of Schlumberger offerings are non-rig related; consequently, revenue does not necessarily correlate to rig count fluctuations.

Schlumberger is a 40% owner in M-I SWACO – a joint venture with Smith International, Inc. – which offers the drilling and completion fluids used to stabilize subsurface rock strata during the drilling process and minimize formation damage during completion and workover operations.

WesternGeco, the world's most technologically advanced surface seismic company, provides comprehensive reservoir imaging, monitoring and development services with the most extensive seismic crews and data processing centers in the industry as well as a leading multiclient seismic library. Services range from 3D and time-lapse (4D) seismic surveys to multi-component surveys for delineating prospects and reservoir management. WesternGeco benefits from full access to the Schlumberger research, development and technology organization and shares similar business risks, opportunities for growth, principal methods of competition and means of marketing as Schlumberger Oilfield Services. Seismic solutions include proprietary Q* technology for enhanced reservoir description, characterization and monitoring throughout the life of the field – from exploration through enhanced recovery. Other WesternGeco solutions include development of controlled-source electromagnetic and magneto-telluric surveys and their integration with seismic data.

Positioned for meeting a full range of customer needs in land, marine and shallow-water transition-zone services, WesternGeco offers a wide scope of technologies and services:

- Land Seismic – provides comprehensive resources for seismic data acquisition on land and across shallow-water transition zones.
- Marine Seismic – provides industry-standard marine seismic acquisition and processing systems as well as a unique industry-leading, fully calibrated single-sensor marine seismic system that delivers the seismic technology needed for new-generation reservoir management.

- Multiclient Services – supplies high-quality seismic data from the multiclient library, including industry-leading Q technology data.
- Reservoir Services – provides people, tools and technology to help customers capture the benefits of a completely integrated approach to locating, defining and monitoring the reservoir.
- Data Processing – offers extensive seismic data processing centers for complex data processing projects.
- Electromagnetics – provides controlled-source electromagnetic and magneto-telluric data acquisition and processing.

Acquisitions

Information about acquisitions made by Schlumberger appears in Note 4 of the *Consolidated Financial Statements*.

GENERAL

Research Centers

Research to support the engineering and development efforts of Schlumberger activities is principally conducted at Cambridge, Massachusetts, United States; Cambridge, England; Stavanger, Norway; Moscow, Russia; and Dhahran, Saudi Arabia.

Patents

While Schlumberger seeks and holds numerous patents covering various products and processes, no particular patent or group of patents is considered material to Schlumberger's business.

Seasonality

Although weather and natural phenomena can temporarily affect delivery of oilfield services, the widespread geographic location of such services precludes the overall business from being characterized as seasonal.

Customers and Backlog of Orders

No single customer exceeded 10% of consolidated revenue. Oilfield Services has no significant backlog due to the nature of its business. The WesternGeco backlog, which is based on signed contracts with customers, was $1.0 billion at December 31, 2009 ($1.8 billion at December 31, 2008).

Employees

As of December 31, 2009, Schlumberger had approximately 77,000 employees.

Financial Information

Financial information by business segment for the years ended December 31, 2009, 2008 and 2007 is provided in Note 18 of the *Consolidated Financial Statements*.

Available Information

The Schlumberger Internet website is www.slb.com. Schlumberger uses its Investor Relations website, www.slb.com/ir, as a channel for routine distribution of important information, including news releases, analyst presentations, and financial information. Schlumberger makes available free of charge on or through its Investor Relations website at www.slb.com/ir access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, its proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to each of those reports, as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission ("SEC"). Alternatively, you may access these reports at the SEC's Internet website at www.sec.gov.

Schlumberger's corporate governance materials, including Board Committee Charters, Corporate Governance Guidelines and Code of Ethics, may also be found at www.slb.com/ir. From time to time, corporate governance materials on our website may be updated to comply with rules issued by the SEC and the New York Stock Exchange ("NYSE") or as desirable to promote the effective governance of Schlumberger.

Any stockholder wishing to receive, without charge, a copy of any of Schlumberger's SEC filings should write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056, USA.

Schlumberger has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to this Form 10-K.

The information on our website or any other website is not incorporated by reference in this Report and should not be considered part of this Report or any other filing Schlumberger makes with the SEC.

Item 1A. Risk Factors.

The following discussion of risk factors contains "forward-looking statements" which are discussed immediately following Item 7A of this Form 10-K. These risk factors may be important to understanding any statement in this Form 10-K or elsewhere. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included in this Form 10-K.

We urge you to carefully consider the risks described below, as well as in other reports and materials that we file with the SEC and the other information included or incorporated by reference in Form 10-K. If any of the risks described below or elsewhere in this Form 10-K were to materialize, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our financial condition, results of operations and cash flows.

Demand for the majority of our services is substantially dependent on the levels of expenditures by the oil and gas industry. Our customers' capital expenditures may decline in 2010 and beyond if current global economic conditions continue or worsen. This could have a material adverse effect on our financial condition, results of operations and cash flows.

The current global economic downturn has reduced worldwide demand for oil and natural gas and resulted in significantly lower crude oil and natural gas prices compared to their record highs in July 2008. It is difficult to predict how long the global economic downturn will continue, or to what extent this will continue to affect us. The significant decline in oil and natural gas prices reduced many of our customers' activities and spending on our services and products in 2009; this reduction in our customers' activities and spending could continue through 2010 and beyond. Demand for the majority of our services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. The worldwide deterioration in the financial and credit markets, which began in the second half of 2008, resulted in diminished demand for oil and gas and significantly lower oil and natural gas prices. This caused many of our customers to reduce or delay their oil and gas exploration and production spending in 2009, which consequently reduced the demand for our services, and exerted downward pressure on the prices of our services and products. If the economic downturn continues for a prolonged period or if there is little or no economic growth, it will likely result in further reductions of exploration and production expenditures by our customers, causing further declines in the demand for, and prices of, our services and products. This could result in a material adverse effect on our financial condition, results of operations and cash flows.

The reduction in cash flows being experienced by our customers resulting from declines in commodity prices, together with the reduced availability of credit and increased costs of borrowing, could have significant adverse effects on the financial condition of some of our customers. This could result in project modifications, delays or cancellations, general business disruptions, and delay in, or nonpayment of, amounts that are owed to us, which could have a material adverse effect on our results of operations and cash flows.

The prices for oil and natural gas are subject to a variety of factors, including:

- demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels for oil;
- oil and gas production by non-OPEC countries;
- the level of excess production capacity;
- political and economic uncertainty and sociopolitical unrest;
- the level of worldwide oil and gas exploration and production activity;
- the cost of exploring for, producing and delivering oil and gas;
- technological advances affecting energy consumption; and
- weather conditions.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the approximately 80 countries in which we operate.

Our non-United States operations accounted for approximately 84% of our consolidated revenue in 2009, 78% in 2008 and 76% in 2007. Operations in countries other than the United States are subject to various risks, including:

- unsettled political and economic conditions in certain areas;
- exposure to possible expropriation of our assets or other governmental actions;
- social unrest, acts of terrorism, war or other armed conflict;
- confiscatory taxation or other adverse tax policies;
- deprivation of contract rights;
- trade restrictions or embargoes imposed by the United States or other countries;
- restrictions under the United States Foreign Corrupt Practices Act or similar legislation in other countries;
- restrictions on the repatriation of income or capital;
- currency exchange controls;
- inflation; and
- currency exchange rate fluctuations and devaluations.

In addition, we are subject to risks associated with our operations in countries, including Iran, Syria, Sudan and Cuba, which are subject to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. United States law enforcement authorities are currently conducting a grand jury investigation and an associated regulatory inquiry related to our operations in certain of these countries.

If any of the risks described above materialize, or if any governmental investigation results in criminal or civil penalties or other remedial measures, it could reduce our earnings and our cash available for operations.

We are also subject to risks related to investment in our common stock in connection with certain US state divestment or investment limitation legislation applicable to companies with operations in these countries, and similar actions by some private investors, which could adversely affect the market price of our common stock.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives, environmental protection, including laws and regulations governing air emissions, water discharges and waste management. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. Accordingly, we could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and our cash available for operations. We believe we are currently in substantial compliance with environmental laws and regulations.

We could be subject to substantial liability claims, which would adversely affect our financial condition, results of operations and cash flows.

Certain equipment used in the delivery of oilfield services, such as directional drilling equipment, perforating systems, subsea completion equipment, radioactive materials and explosives and well completion systems, are used in hostile environments, such as exploration, development and production applications. An accident or a failure of a product could cause personal injury, loss of life, damage to property, equipment or the environment, and suspension of operations. Our insurance may not adequately protect us against liability for some kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, in the future we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Substantial claims made under our policies could cause our premiums to increase. Any future damages caused by our products that are not covered by insurance, or are in excess of policy limits or are subject to substantial deductibles, could adversely affect our financial condition, results of operations and cash flows.

If we are unable to maintain technology leadership in the form of services and products, this could adversely affect any competitive advantage we hold.

If we are unable to develop and produce competitive technology or deliver it to our clients in the form of services and products in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets.

We may be subject to litigation if another party claims that we have infringed upon its intellectual property rights.

The tools, techniques, methodologies, programs and components we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running our core business. Royalty payments under licenses from third parties, if available, would increase our costs. If a license were not available we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations and cash flows. Additionally, developing non-infringing technologies would increase our costs.

Failure to obtain and retain skilled technical personnel could impede our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the personnel required for our businesses intensifies as activity increases. In periods of high utilization it may become more difficult to find and retain qualified individuals. This could increase our costs or have other adverse effects on our operations.

Severe weather conditions may affect our operations.

Our business may be materially affected by severe weather conditions in areas where we operate. This may entail the evacuation of personnel and stoppage of services. In addition, if particularly severe weather affects platforms or structures, this may result in a suspension of activities until the platforms or structures have been repaired. Any of these events could adversely affect our financial condition, results of operations and cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Schlumberger owns or leases manufacturing facilities, administrative offices, service centers, research centers, data processing centers, sales offices and warehouses throughout the world. No significant lease is scheduled to terminate in the near future, and we believe comparable space is readily obtainable should any lease expire without renewal. We believe our properties are generally well maintained and adequate for their intended use.

Outside the United States the principal owned or leased facilities of Oilfield Services are located in Beijing, China; Clamart and Abbeville, France; Fuchinobe, Japan; Oslo, Norway; Singapore; Abingdon, Cambridge and Stonehouse, United Kingdom; and Novosibirsk, Russia.

Within the United States, the principal owned or leased facilities of Oilfield Services are located in Boston, Massachusetts; Houston, Rosharon, and Sugar Land, Texas; and Lawrence, Kansas.

The principal owned or leased facilities of WesternGeco are located in Bergen and Oslo, Norway; Gatwick, United Kingdom; Houston, Texas, United States; and Mumbai, India.

Item 3. Legal Proceedings.

The information with respect to this Item 3 is set forth in Note 17 of the *Consolidated Financial Statements*.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of Schlumberger's security holders during the fourth quarter of the fiscal year covered by this Form 10-K.

Executive Officers of Schlumberger

The following table sets forth, as of January 31, 2010, the names and ages of the executive officers of Schlumberger, including all offices and positions held by each for at least the past five years.

Name	Age	Present Position and Five-Year Business Experience
Andrew Gould	63	Chairman and Chief Executive Officer, since February 2003.
Simon Ayat	55	Executive Vice President and Chief Financial Officer, since March 2007; Vice President Treasurer, February 2005 to March 2007; and Vice President, Controller and Business Processes, December 2002 to February 2005.
Chakib Sbiti	55	Executive Vice President, since February 2003.
Alexander Juden	49	Secretary and General Counsel, since April 2009; Director of Compliance Schlumberger Limited, February 2005 to April 2009; and WesternGeco General Counsel, May 2004 to February 2005.
Ashok Belani	51	Vice President and Chief Technology Officer, since April 2006; Senior Advisor, Technology, January 2006 to April 2006; Director, President and Chief Executive Officer NPTest, May 2002 to December 2005.
Stephanie Cox	41	Vice President Personnel, since May 2009; North Gulf Coast GeoMarket Manager, April 2006 to May 2009; and North & South America Personnel Manager, May 2004 to April 2006.
Mark Danton	53	Vice President - Director of Taxes, since January 1999.
Howard Guild	38	Chief Accounting Officer, since July 2005; and Director of Financial Reporting, October 2004 to July 2005.
Paal Kibsgaard	42	President Reservoir Characterization Group since May 2009; Vice President Engineering, Manufacturing and Sustaining, November 2007 to May 2009; Vice President Personnel, April 2006 to November 2007; and President, Drilling and Measurements, January 2003 to April 2006.
Rodney Nelson	51	Vice President Communications, since October 2007; Vice President Innovation and Collaboration, July 2006 to October 2007; Vice President Strategic Marketing, July 2004 to July 2006; and Vice President Marketing Oilfield Services, February 2003 to July 2004.
H. Sola Oyinlola	54	Vice President Treasurer, since March 2007; Deputy Treasurer, July 2006 to March 2007; and Oilfield Services GeoMarket General Manager, Nigeria, April 2001 to July 2006.
Satish Pai	48	Vice President, Operations, Oilfield Services, since May 2008, President Europe Africa & Caspian, March 2006 to May 2008; and Vice President Oilfield Technologies, March 2002 to March 2006.
Malcolm Theobald	48	Vice President Investor Relations, since June 2007; and Global Account Director, September 2001 to June 2007.
Charles Woodburn	38	Vice President Engineering Manufacturing and Sustaining since May 2009; Wireline President, April 2006 to May 2009; and Product Development Manager, June 2004 to April 2006.

PART II

Item 5. Market for Schlumberger's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of January 31, 2010, there were 1,196,589,089 shares of common stock of Schlumberger outstanding, exclusive of 137,623,075 shares held in treasury, and approximately 21,151 stockholders of record. The principal United States market for Schlumberger's common stock is the NYSE, where it is traded under the symbol "SLB".

Schlumberger's common stock is also traded on the Euronext Paris, Euronext Amsterdam, London and SIX Swiss stock exchanges.

Common Stock, Market Prices and Dividends Declared per Share

Quarterly high and low prices for Schlumberger's common stock as reported by the NYSE (composite transactions), together with dividends declared per share in each quarter of 2009 and 2008, were:

	Price Range		Dividends
	High	Low	Declared
2009			
QUARTERS			
First	**$ 49.25**	**$35.05**	**$0.210**
Second	**63.78**	**39.11**	**0.210**
Third	**63.00**	**48.13**	**0.210**
Fourth	**71.10**	**56.00**	**0.210**
2008			
QUARTERS			
First	$102.71	$ 72.30	$ 0.210
Second	110.11	88.02	0.210
Third	111.95	73.53	0.210
Fourth	78.00	37.07	0.210

There are no legal restrictions on the payment of dividends or ownership or voting of such shares, except as to shares held as treasury stock. Under current legislation, stockholders are not subject to any Netherlands Antilles withholding or other Netherlands Antilles taxes attributable to the ownership of such shares.

The following graph compares the yearly percentage change in the cumulative total stockholder return on Schlumberger common stock, assuming reinvestment of dividends on the last day of the month of payment into common stock of Schlumberger, with the cumulative total return on the Standard & Poor's 500 Index (S&P 500 Index) and the cumulative total return on both the Philadelphia Oil Service Index (OSX) and the Value Line Oilfield Services Industry Index over the five-year period ending on December 31, 2009. Schlumberger is using the Philadelphia Oil Service Index (OSX) to replace the Value Line Oilfield Services Industry Index used in prior years. Schlumberger determined that the new index includes a greater concentration of our most direct competitors. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Schlumberger specifically incorporates it by reference into such filing.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG SCHLUMBERGER COMMON STOCK, THE S&P 500 INDEX, THE PHILADELPHIA OIL SERVICE INDEX (OSX) AND THE VALUE LINE OILFIELD SERVICES INDUSTRY INDEX


$350
$300
$250
$200
$150
$100
$50
$0
Indexed Return
Dec04
Dec05
Dec06
Dec07
Dec08
Dec09
Schlumberger Ltd
S&P 500 Index
Philadelphia Oil Service Index (OSX)
Value Line Oilfield Services Industry Index

Assumes $100 invested on December 31, 2004 in Schlumberger common stock, in the S&P 500 Index, in the Philadelphia Oil Service Index (OSX), and in the Value Line Oilfield Services Industry Index. Reflects reinvestment of dividends on the last day of the month of payment.

Share Repurchases

On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for Schlumberger common stock, to be acquired in the open market before December 31, 2011.

Schlumberger's common stock repurchase program activity for the three months ended December 31, 2009 was as follows:

(Stated in thousands, except per share amounts)

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
October 1 through October 31, 2009	–	$ –	–	$7,065,715
November 1 through November 30, 2009	3,925.0	$ 64.84	3,925.0	$6,811,212
December 1 through December 31, 2009	3,900.0	$ 62.97	3,900.0	$6,565,618
	7,825.0	$ 63.91	7,825.0	

In connection with the exercise of stock options under Schlumberger's incentive compensation plans, Schlumberger routinely receives shares of its common stock from optionholders in consideration of the exercise price of the stock options. Schlumberger does not view these transactions as requiring disclosure under this Item 5 as the number of shares of Schlumberger common stock received from optionholders is not material.

Unregistered Sales of Equity Securities

None.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with both "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," of this Form 10-K:

(Stated in millions except per share and employee data)

Year Ended December 31,	**2009**	2008	2007	2006	2005
SUMMARY OF OPERATIONS					
Revenue:					
Oilfield Services	**$20,518**	$24,282	$20,306	$16,762	$12,647
WesternGeco	**2,122**	2,838	2,963	2,476	1,663
Eliminations and other	**62**	43	8	(8)	(1)
Total revenue	**$22,702**	$27,163	$23,277	$19,230	$14,309
% increase (decrease) over prior year	**(16)%**	17%	21%	34%	25%
Pretax Segment income:					
Oilfield Services	**$ 4,326**	$ 6,505	$ 5,959	$ 4,644	$ 2,827
WesternGeco	**326**	836	1,060	812	295
Eliminations and other	**(344)**	(268)	(312)	(346)	(233)
Pretax Segment income	**$ 4,308**	$ 7,073	$ 6,707	$ 5,110	$ 2,889
% increase (decrease) over prior year	**(39)%**	5%	31%	77%	68%
Interest income[1]	**52**	112	160	113	98
Interest expense[1]	**188**	217	268	229	187
Charges (credits), net[2]	**238**	116	(25)	46	(172)
Taxes on income[2]	**770**	1,430	1,448	1,190	682
Income from Continuing Operations[3]	**3,164**	5,422	5,177	3,759	2,290
Income (Loss) from Discontinued Operations	**(22)**	38	–	–	8
Net Income	**3,142**	5,460	5,177	3,759	2,298
Noncontrolling interests[2]	**(8)**	(25)	–	(49)	(91)
Net Income attributable to Schlumberger	**$ 3,134**	$ 5,435	$ 5,177	$ 3,710	$ 2,207
Basic earnings per share of Schlumberger					
Income from Continuing Operations	**$ 2.63**	$ 4.51	$ 4.36	$ 3.14	$ 1.87
Income (Loss) from Discontinued Operations	**(0.02)**	0.03	–	–	0.01
Net Income per share[3]	**$ 2.62**	$ 4.54	$ 4.36	$ 3.14	$ 1.87
Diluted earnings per share of Schlumberger					
Income from Continuing Operations	**$ 2.61**	$ 4.42	$ 4.20	$ 3.01	$ 1.81
Income (Loss) from Discontinued Operations	**(0.02)**	0.03	–	–	0.01
Net Income per share	**$ 2.59**	$ 4.45	$ 4.20	$ 3.01	$ 1.82
Cash dividends declared per share	**$ 0.84**	$ 0.84	$ 0.70	$ 0.50	$ 0.42

(Stated in millions except number of employees)					
Year Ended December 31,	**2009**	**2008**	**2007**	**2006**	**2005**
SUMMARY OF FINANCIAL DATA					
Capital expenditures	**$ 2,395**	$ 3,723	$ 2,931	$ 2,457	$ 1,593
Depreciation expense	**$ 2,132**	$ 1,904	$ 1,526	$ 1,232	$ 1,092
Avg. number of shares outstanding:					
Basic	**1,198**	1,196	1,188	1,182	1,179
Assuming dilution	**1,214**	1,224	1,239	1,242	1,230
AT DECEMBER 31					
Net Debt[4]	**$ 126**	$ 1,129	$ 1,857	$ 2,834	$ 532
Working capital	**$ 6,391**	$ 4,811	$ 3,551	$ 2,731	$ 3,121
Total assets	**$33,465**	$32,094	$27,853	$22,832	$18,077
Long-term debt	**$ 4,355**	$ 3,694	$ 3,794	$ 4,664	$ 3,591
Schlumberger stockholders' equity	**$19,120**	$16,862	$14,876	$10,420	$ 7,592
Number of employees continuing operations	**77,000**	87,000	80,000	70,000	60,000

1. Excludes amounts which are included in the segments.
2. For details of Charges and Credits and the related income taxes and noncontrolling interests, see Note 3 of the *Consolidated Financial Statements.*
3. Amounts may not add due to rounding.
4. "Net Debt" represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger's indebtedness by reflecting cash and investments that could be used to repay debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis contains forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and resources. Such forward-looking statements should be read in conjunction with our disclosures under "Item 1A. Risk Factors" of this Report.

Executive Overview

As 2009 progressed, oil prices recovered gradually from levels under $40 per barrel at the beginning of the year to over $70 per barrel by year-end. The large drop in oil demand in 2009 that resulted from the global economic recession, together with increased production capacity in spite of significant delays in new development projects, led to spare oil production capacity reaching its highest level in nearly two decades. However, the decisions by the Organization of Petroleum Exporting Countries (OPEC) at the end of 2008 to cut production, the adherence of the majority of OPEC countries to production quotas, and the improving economic outlook contributed to rising prices with stabilization at current levels. During 2009, the demand forecasts of the major energy organizations evolved with economic projections falling to a low of nearly 83 million barrels of oil per day (BOPD) in May, then increasing gradually by 1.5 million BOPD toward the end of the year. The final forecast figure of 84.4 million BOPD represented the second consecutive year-on-year drop in oil demand for the first time in 25 years. For 2010, economic projections for world real GDP growth are converging towards a median estimate of 3%, but with a significant level of uncertainty. A large gap exists between GDP growth rates of Organization for Economic Cooperation and Development (OECD) and non-OECD countries – particularly in China and in other developing Asian economies. Overall OECD country demand will remain at its lowest level in over a decade, but this will be compensated by growth in China, South East Asia and the Middle East. From a supply standpoint, the level of uncertainty in oil demand and oil prices led E&P customers to cut investment in 2009 – particularly in projects with the highest production costs – but forecasts published at the end of the year indicated a likely rise in investment in 2010.

The natural gas markets behaved differently from oil markets in 2009. The combination of the drop in gas demand that resulted from reduced industrial activity; the rise in production of unconventional gas resources in North America; and the commissioning of a number of new large LNG (Liquefied Natural Gas) exporting facilities around the world contributed to an over-supplied market with consequent pressure on spot gas prices. On a per-British Thermal Unit basis, the ratio of oil to Henry Hub gas prices increased to its highest level in the last four decades, threatening the linkage mechanisms in future long-term supply contracts. Within the United States, the world's largest natural gas market, and despite some fuel switching in power generation from coal to gas and lower Canadian gas imports, natural gas storage levels have been significantly above the five-year range consistently since April 2009. Consequently, natural gas wellhead prices have reached their lowest levels since 2002. This has translated into the largest sustained drop in gas-related drilling and service activity since the 2001-2002 period. Nevertheless, the technological success associated with production from unconventional gas reservoirs in the United States is leading to an increasing level of interest in similar formations outside North America, particularly in Europe, which could lead to an expansion in activity when natural gas prices rebound.

Within this market, Schlumberger Oilfield Services full-year revenue in 2009 declined 16% versus 2008, falling to $20.52 billion. Lower natural gas prices and unfavorable market fundamentals led to a 37% decline in North America revenue, primarily in the US Land and Canada GeoMarkets. Europe/CIS/Africa revenue fell 13% mainly due to the weakening of local currencies against the US dollar and reduced activity in the Russia, North Sea, West & South Africa and Caspian GeoMarkets as well as at Framo Engineering. This decline however was partially offset by increased activity in the North Africa GeoMarket. Middle East & Asia revenue dropped 9% primarily due to decreases in the East Asia, East Mediterranean, Arabian and Australia/Papua New Guinea GeoMarkets. Latin America revenue was only marginally lower than last year as the impact of the weakening of local currencies against the US dollar and much lower activity in Venezuela/Trinidad & Tobago and Peru/Colombia/Ecuador was nearly offset by stronger activity in Mexico/Central America and Brazil. Weakening of local currencies against the US dollar reduced 2009 revenue by approximately 4%. Across the Areas, all of the Technologies recorded revenue declines except Testing Services. IPM recorded revenue growth compared to 2008.

While customers spent less on new technology in 2009 versus the previous year, a number of recently introduced Schlumberger services made further market progress. PowerDrive* family rotary-steerable drilling systems extended their market reach, entering new markets in the North and Latin America. Scanner Family* services for advanced formation evaluation saw success in Mexico and Canada, and Well Services recorded market penetration in Saudi Arabia, Abu Dhabi and Malaysia with the range of ACTive* real-time coiled-tubing services that improve operating efficiency and well performance through the innovative use of fiber-optic cable to convey downhole information to the surface.

Investment in Oilfield Services infrastructure continued throughout the year. Significant events included the opening of a new reservoir completions manufacturing center in Damman, Saudi Arabia. Representing an investment of $25 million, the center houses a team of design and manufacturing engineers specialized in the production of downhole reservoir completions equipment. The center also provides a collaborative environment in which joint oil company and Schlumberger teams can develop and manufacture completions solutions for application across Saudi Arabia and the Middle East. In Brazil, we announced the signing of a joint cooperation agreement with the Universidade Federal do Rio de Janeiro to build a key international research center on the university's campus. This new center will focus on research and development activities in the deepwater subsalt environment, with emphasis on the development of geosciences software for the exploration and production sector; new technologies to meet reservoir challenges in subsalt environments; and the creation of a geophysical processing and interpretation Center of Excellence covering time-lapse seismic and combined electromagnetic and seismic measurements.

A number of technology agreements and acquisitions were completed during the year to enable future product development or improve geographical reach. In May, Schlumberger acquired Techsia SA, a supplier of petrophysical software based in Montpellier, France. Techsia will become the Schlumberger Petrophysics Software Center of Excellence for the development of state-of-the-art solutions for the oil and gas exploration and production industry. In September, Schlumberger and National Oilwell Varco announced the creation of a joint venture to provide high-speed drill string telemetry systems to improve the efficiency and safety of oil and gas operations. The venture is expected to accelerate development and delivery of intelligent drilling solutions through the expanded use of the IntelliServ® Broadband Network, a patented technology that provides high resolution data in real time to and from the bottom of oil and gas wells as they are being drilled. In November, Schlumberger acquired Lonkar Services – a company providing slickline, cased-hole wireline and surface well testing services in Western Canada and Northern USA. Also in November Schlumberger signed a global cooperation agreement with Technip to jointly develop subsea integrity and surveillance solutions for the flexible pipes used in deep offshore oil and gas production. This agreement will initially focus on surveillance systems activities for new and challenging flexible pipe applications such as those required in the deepwater subsalt environment in Brazil.

Full-year 2009 revenue of WesternGeco was, at $2.12 billion, 25% lower than 2008. Revenue decreased across all product lines, with the largest declines seen in Marine and Multiclient activity. Marine revenue fell on lower activity combined with reduced pricing as a result of weak market conditions. Multiclient revenue decreased primarily in North America, as customers continued to reduce discretionary spending. Land revenue fell on lower crew utilization, while Data Processing revenue decreased reflecting lower activity primarily in Europe/Africa and in North America.

Towards the end of the year, WesternGeco announced the deployment of the next-generation UniQ* integrated point-receiver land seismic acquisition and processing system in Kuwait for the Kuwait Oil Company. The new system, designed for greater operational efficiency and flexibility, offers up to four times the capability of existing Q-Land* systems and is currently acquiring data from 53,000 live point-receiver channels in conjunction with the WesternGeco DX-80* Desert Explorer with MD Sweep* technology introduced the previous year.

The outlook for 2010 remains largely dependent on the prospects for the general economy. At the end of the third quarter of 2009, we indicated that we were encouraged that signs were emerging that demand for oil and gas would begin to increase. Consensus forecasts now predict that oil demand in 2010 will increase, particularly in the developing world, for the first time since 2007.

As a result we feel that oil prices are likely to be sustained at current levels and that as our customers' confidence grows, their exploration and production budgets will increase. We feel that considerable leverage to increase investment exists in offshore markets, in Russia, as well as in certain emerging investment opportunities such as Iraq. These events will be dependent on continued increases in economic growth in the second half of the year beyond the current government stimulus packages.

For natural gas activity we remain a great deal more cautious. Despite signs of some recovery in industrial demand as well as the recent cold weather, we consider that markets remain generally oversupplied. Increased LNG flows together with further capacity being added in 2010, as well as the general uncertainty over the decline rates of unconventional gas production, have the potential to limit the current increase in the North American gas drilling rig count.

We anticipate that 2010 will be a better year for multiclient seismic, and for activity in land seismic particularly in Middle East and North Africa. While Marine activity is expected to be reasonably robust, pricing improvements will be limited due to continued new capacity additions.

Longer term we remain confident that considerably increased spending will be necessary to maintain sufficient reserves and production of hydrocarbons to meet the world's needs. Our technology portfolio and worldwide infrastructure mean we are strongly positioned to capture growth opportunities as our customers begin to increase their investment.

The following discussion and analysis of results of operations should be read in conjunction with the *Consolidated Financial Statements*.

Fourth Quarter 2009 Results

(Stated in millions)

	Fourth Qtr. 2009	Third Qtr. 2009	% change
OILFIELD SERVICES			
Revenue	**$5,170**	$4,953	4%
Pretax Operating Income	**$1,006**	$1,042	(3)%
WESTERNGECO			
Revenue	**$ 549**	$ 463	19%
Pretax Operating Income	**$ 115**	$ 61	89%

Pretax operating income represents the segments' income before taxes and noncontrolling interests. The pretax operating income excludes such items as corporate expenses and interest income and interest expense not allocated to the segments as well as the charges described in detail in Note 3 to the *Consolidated Financial Statements*, interest on postretirement medical benefits and stock-based compensation costs.

Fourth-quarter revenue was $5.74 billion versus $5.43 billion in the third quarter of 2009. Income from continuing operations attributable to Schlumberger was $817 million – an increase of 4% sequentially.

Oilfield Services fourth-quarter revenue of $5.17 billion was up 4% compared to the third quarter of 2009. Sequential pretax segment operating income of $1.01 billion was down 3%.

WesternGeco fourth-quarter revenue of $549 million was up 19% sequentially. Fourth-quarter pretax segment operating income of $115 million was up 89% compared to the third quarter of 2009.

Oilfield Services

Fourth-quarter revenue of $5.17 billion increased 4% sequentially, with all Areas, except Europe/CIS/Africa, contributing to the improvement. Sequential growth was driven by increased deepwater and exploration-related activity leading to demand for Wireline, Testing Services and Drilling & Measurements technologies, while growth was also recorded on land in North America, primarily from increased Well Services activity. In addition, seasonal year-end strength was seen in software and product sales in a number of GeoMarkets – in particular for SIS software and Artificial Lift products. These increases, however, were partially offset by lower activity in Russia and in the Mexico/Central America GeoMarket.

Fourth-quarter pretax operating income of $1.01 billion was down 3% sequentially. Pretax operating margin decreased 157 basis points (bps) sequentially to 19.5% primarily due to lower activity coupled with a less favorable revenue mix in Russia and in the Mexico/Central America GeoMarket. Pricing concessions made earlier in the year also contributed to the sequential decrease in margins.

North America

Fourth-quarter revenue of $873 million was 6% higher sequentially. Pretax operating income of $18.0 million was down 35% sequentially.

Sequentially, US Land GeoMarket revenue grew on increased drilling activity, the impact of which was partially diluted by lower pricing for Well Services technologies. US Gulf of Mexico GeoMarket revenue was up marginally as improved shelf activity and the beginning of a build-up in deepwater activity were hampered by downtime associated with Hurricane Ida as well as by some pricing pressure. Canada revenue was flat while Alaska GeoMarket revenue fell sequentially due to a slowdown in activity resulting from operator budget constraints.

Pretax operating margin decreased 129 bps sequentially to 2.1% as the increased activity in the US Land and Gulf of Mexico GeoMarkets was insufficient to offset the impact of a less favorable revenue mix in Canada and lower activity in the Alaska GeoMarket.

Latin America

Fourth-quarter revenue of $1.13 billion increased 5% sequentially. Pretax operating income of $178 million was down 9% sequentially.

Sequentially, Peru/Colombia/Ecuador GeoMarket revenue grew primarily on greater demand for Drilling & Measurements, Wireline and Testing Services technologies resulting from increased drilling activity. Higher SIS software and Artificial Lift product sales also contributed to this growth. Brazil revenue was higher due to increased offshore exploration activity as well as to SIS software and Completions product sales. Venezuela/ Trinidad & Tobago GeoMarket recorded growth mainly from Integrated Project Management (IPM) activity while Argentina/Bolivia/Chile revenue was higher due to increased activity and SIS product sales. These increases were partially offset by a decrease in Mexico/Central America revenue as a result of reduced activity.

Pretax operating margin decreased 254 bps sequentially to 15.8% primarily as the result of the reduced activity and a less favorable revenue mix in the Mexico/Central America GeoMarket, which was only partly offset by the impact of increased activity and software and product sales in the rest of the Area.

Europe/CIS/Africa

Fourth-quarter revenue of $1.78 billion was flat sequentially. Pretax operating income of $385 million was down 9% sequentially.

Sequentially, Nigeria & Gulf of Guinea GeoMarket revenue grew as the result of strong Testing Services product sales and an increase in exploration activity that led to greater demand for Wireline services. In the West & South Africa GeoMarket revenue increased on high demand for Drilling & Measurements services. The

North Sea GeoMarket also recorded growth from increased Well Services stimulation activity while Libya GeoMarket revenue increased on higher deepwater Testing Services and Wireline exploration activity. These increases, however, were partially offset by lower revenue in Russia as a result of client budgetary constraints which mainly affected IPM activity. Revenue was also lower in the North Africa GeoMarket on reduced Testing Services product sales and in the Caspian GeoMarket on the completion of drilling campaigns.

Pretax operating margin decreased 208 bps sequentially to 21.6% largely as the result of the lower activity in Russia.

Middle East & Asia

Fourth-quarter revenue of $1.31 billion increased 7% sequentially. Pretax operating income of $426 million was 9% higher sequentially.

Sequentially, revenue growth was driven by an increase in deepwater and exploration-related activity that led to strong demand for Wireline services. Seasonal year-end SIS software and Artificial Lift product sales also contributed to the increase in revenue.

Pretax operating margin improved 66 bps sequentially to 32.4% primarily as the result of the more favorable mix of deepwater and exploration-related activity in addition to year-end SIS software sales.

WesternGeco

Fourth-quarter revenue of $549 million increased 19% sequentially. Pretax operating income of $115 million increased 89% sequentially.

Sequential revenue growth was led by Multiclient which recorded strong year-end sales of wide-azimuth surveys in the US Gulf of Mexico. Land revenue also grew due to increased activity in the Middle East and North Africa. These increases, however, were partially offset by a significant decrease in Marine as the result of weaker pricing, project start-up delays and vessel transits.

Pretax operating margin improved 776 bps sequentially to 20.9% primarily as a result of the high Multiclient sales that were partially offset by the impact of the lower pricing and project delays in Marine.

Full-Year 2009 Results

(Stated in millions)

	Total Year 2009	Total Year 2008	**% Change**
OILFIELD SERVICES			
Revenue	**$20,518**	$24,282	**(16)%**
Pretax Operating Income	**$ 4,326**	$ 6,505	**(33)%**
WESTERNGECO			
Revenue	**$ 2,122**	$ 2,838	**(25)%**
Pretax Operating Income	**$ 326**	$ 836	**(61)%**

Oilfield Services

Full-year 2009 revenue of $20.52 billion declined 16% versus 2008. Lower natural gas prices and unfavorable market fundamentals resulted in a 37% decline in North America revenue, primarily in the US Land and Canada GeoMarkets. Europe/CIS/Africa revenue decreased 13% mainly due to the weakening of local currencies against the US dollar and reduced activity in the Russia, North Sea, West & South Africa and Caspian GeoMarkets as well as in Framo, which was partially offset by increased activity in the North Africa GeoMarket. Middle East & Asia revenue also fell by 9% primarily due to decreases in the East Asia, East Mediterranean, Arabian and Australia/Papua New Guinea GeoMarkets. Latin America revenue was only marginally lower than last year as the impact of the weakening of local currencies against the US dollar and much lower activity in Venezuela/Trinidad & Tobago and Peru/Colombia/Ecuador were nearly offset by stronger activity in Mexico/Central America and Brazil. Weakening of local currencies against the US dollar reduced 2009 revenue by approximately 4%. Across the Areas, all of the Technologies recorded revenue declines except Testing Services. IPM recorded revenue growth compared to the same period last year.

Full-year 2009 pretax operating margin decreased 5.7 percentage points to 21.1%, on the significant drop in activity and pricing pressure experienced across all the Areas, but most notably in North America.

North America

Revenue of $3.71 billion was 37% lower than last year with reductions across the entire Area. The decreases were highest in US Land and Canada, where lower natural gas prices resulted in a steep drop in activity and consequent pressure on pricing. Canada revenue was also lower as the result of the weakening of the Canadian dollar against the US dollar. Revenue in the US Gulf of Mexico GeoMarket was severely impacted by weaker shelf drilling activity and strong pricing pressure.

Pretax operating margin fell 17.3 percentage points to 5.8% due to the significant decline in activity levels across the Area, combined with the severe pricing erosion.

Latin America

Revenue of $4.22 billion was marginally lower compared to 2008. The weakening of local currencies against the US dollar reduced 2009 revenue by approximately 3%. In addition, Venezuela/Trinidad & Tobago revenue fell due to significantly reduced customer spending while Peru/Colombia/Ecuador revenue was lower due to reduced gain share in IPM projects. These decreases were mostly offset by higher IPM activity in Mexico/Central America and increased offshore activity in Brazil.

Pretax operating margin decreased 245 bps to 17.8% primarily as the result of the sharp activity decline in Venezuela/Trinidad & Tobago and the lower gain share in Peru/Colombia/Ecuador.

Europe/CIS/Africa

Revenue of $7.15 billion was 13% lower than last year largely due to the weakening of local currencies against the US dollar, which reduced revenue by approximately 7%. In addition, revenue was negatively impacted by reduced customer spending that resulted in significantly lower activity and pricing erosion in Russia and the North Sea. Revenue in the West & South Africa and Caspian GeoMarkets and in Framo was also negatively impacted by lower activity levels. These decreases were partially offset by a revenue increase in the North Africa GeoMarket due to strong Testing Services product sales.

Pretax operating margins declined 357 bps to 23.9% on a combination of the overall lower activity and heavy pricing pressure across the Area.

Middle East & Asia

Revenue of $5.23 billion was 9% below 2008. Revenue was down across much of the Middle East, especially in the East Mediterranean and Arabian GeoMarkets, due to reduced demand for Drilling & Measurements, Wireline and Testing Services technologies. Revenue in Asia also fell, primarily due to a decrease in offshore exploration activity, which was most significant in the East Asia and Australia/Papua New Guinea GeoMarkets, resulting in lower demand for Testing Services and Wireline technologies as well as Completion Systems products.

Pretax operating margin decreased 268 bps to 32.4% primarily as a result of the lower overall activity and a less favorable revenue mix across the Area.

WesternGeco

Full-year revenue of $2.12 billion was 25% lower than 2008. Revenue decreased across all product lines, with the largest declines experienced in Marine and Multiclient. Marine revenue declined due to lower activity combined with reduced pricing as the result of weak market conditions. Multiclient revenue decreased primarily in North America, as customers continued to reduce discretionary spending. Land revenue fell on lower crew utilization, while Data Processing revenue was down reflecting lower activity primarily in Europe/Africa and in North America.

Pretax margin decreased 14.1 percentage points to 15.4% primarily due to the weaker Marine activity and pricing as well as lower Multiclient sales.

Revenue backlog was $1.0 billion at December 31, 2009, compared to $1.8 billion at December 31, 2008.

Full-Year 2008 Results

(Stated in millions)

	Total Year 2008	Total Year 2007	% Change
OILFIELD SERVICES			
Revenue	$24,282	$20,306	20%
Pretax Operating Income	$ 6,505	$ 5,959	9%
WESTERNGECO			
Revenue	$ 2,838	$ 2,963	(4)%
Pretax Operating Income	$ 836	$ 1,060	(21)%

Oilfield Services

Full-year 2008 revenue of $24.28 billion increased 20% versus 2007 driven by Area growth of 28% in Latin America, 24% in Europe/CIS/Africa, 18% in Middle East & Asia and 11% in North America. All Technologies experienced double-digit growth, most notably in Well Services, Drilling & Measurements and Wireline.

Pretax operating income of $6.50 billion in 2008 was 9% higher than 2007. However, pretax operating margin declined 256 bps to 26.8% primarily due to reduced pricing for well stimulation services in the US land GeoMarkets, a higher mix of low-margin third-party managed services in the Mexico/Central America GeoMarket and cost inflation across all Areas.

North America

Revenue of $5.91 billion grew 11% versus 2007. Growth was led by the US land West GeoMarket mostly due to increased gas shale activity that resulted in robust demand for Well Services and Drilling & Measurements technologies and by the US land Central GeoMarket on higher rig activity and strong Artificial Lift product sales. The Canada GeoMarket revenue was higher from demand for Well Services and Drilling & Measurements technologies while the US Gulf of Mexico GeoMarket grew on increased deepwater activity the resulted in strong demand for Drilling & Measurements and Wireline services in addition to Completion Systems products.

Pretax operating margin decreased 557 bps to 23.2% primarily as the result of lower pricing for well stimulation services in the US land GeoMarkets and cost inflation across the Area.

Latin America

Revenue of $4.23 billion was 28% higher than 2007 on double-digit growth across all GeoMarkets. The Mexico/Central America GeoMarket increased on significantly higher IPM activity while the Peru/Colombia/Ecuador GeoMarket also experienced increased IPM activity in addition to robust demand for Wireline services and for Artificial Lift products and SIS software. The Brazil GeoMarket grew on higher offshore activity that resulted in stronger demand for Well Testing, Wireline and Well Services technologies. The Venezuela/Trinidad and Tobago GeoMarket experienced increased demand for Wireline, Drilling & Measurements and Well Services activities.

Pretax operating margin of 20.3% declined 262 bps versus 2007 as a result of an increased mix of low-margin third-party managed services in the Mexico/Central America GeoMarket and cost inflation across the Area.

Europe/CIS/Africa

Revenue of $8.18 billion increased 24% versus the same period last year. Growth was led by Russia which experienced strong demand for Wireline, Well Services and Drilling & Measurements technologies. The West & South Africa, North Sea and Caspian GeoMarkets grew on increased exploration-related services as well as strong demand for Well Services technologies. The Continental Europe GeoMarket was higher due to strong drilling-related activities and demand for SIS offerings. The consolidation of Framo also contributed to the increase.

Pretax operating margin decreased 112 bps to 27.4% primarily as a result of reduced pricing in the Libya GeoMarket and a less favorable revenue mix in the Nigeria & Gulf of Guinea GeoMarket and Russia. The consolidation of Framo also reduced total Area margin.

Middle East & Asia

Revenue of $5.72 billion was 18% higher than the prior year. All GeoMarkets experienced growth, most notably in the Arabian, Australia/Papua New Guinea/New Zealand, Gulf, and East Mediterranean GeoMarkets. Among the Technologies, growth was strongest in Wireline, Drilling & Measurements, Well Services and Well Testing.

Pretax operating margin was nearly flat at 35.0% as the positive impact of the higher overall activity level was offset by cost inflation.

WesternGeco

Full-year 2008 revenue of $2.84 billion was 4% lower than 2007. Multiclient revenue was down primarily as the result of significantly lower client discretionary spending in the fourth quarter of 2008, while Land decreased on lower crew utilization. These decreases were partially offset by increases in Marine, as a result of additional vessel capacity and higher pricing, and in Data Processing, which experienced a growth in activity in all geographic areas.

Pretax operating margin of 29.5% decreased 634 bps due to significantly lower Multiclient sales, reduced Land activity and cost inflation that affected Marine operations.

Revenue backlog was $1.8 billion at December 31, 2008, compared to $1.2 billion at December 31, 2007.

Interest and Other Income

Interest and other income consisted of the following:

(Stated in millions)

	2009	2008	2007
Interest income	**$ 61**	$119	$162
Equity in net earnings of affiliated companies	**209**	293	244
Other[1]	**3**	(10)	25
	$273	$402	$431

1. Refer to Note 3 to the *Consolidated Financial Statements* for details.

Interest Income

The average return on investments decreased to 1.4% in 2009 from 3.5% in 2008 and the weighted average investment balance of $4.5 billion in 2009 increased $1.1 billion compared to 2008.

The average return on investments decreased to 3.5% in 2008 from 5.2% in 2007 and the weighted average investment balance of $3.4 billion in 2008 increased $286 million compared to 2007.

Equity in Net Earnings of Affiliated Companies

The equity in net earnings of affiliated companies primarily represents Schlumberger's share of the results of its 40% interest in the M-I SWACO drilling fluids joint venture with Smith International, Inc. Schlumberger's equity income from this joint venture was $131 million in 2009, $210 million in 2008 and $178 million in 2007. The decrease in equity income relating to this joint venture from 2008 to 2009 was attributable to a significant decline in M-I SWACO activity levels, primarily in its United States and Europe/Africa regions, as well as increased pricing pressures.

Interest Expense

Interest expense of $221 million in 2009 decreased by $26 million compared to 2008 due to a decline in the weighted average borrowing rates, from 4.5% to 3.9%. The weighted average debt balance of $5.6 billion in 2009 increased $148 million compared to 2008.

Interest expense of $247 million in 2008 decreased by $28 million compared to 2007 due to a decline in the weighted average borrowing rates, from 5.0% to 4.5%. The weighted average debt balance of $5.5 billion in 2008 was essentially flat compared to 2007.

Other

Gross margin was 23.4%, 30.2% and 33.5% in 2009, 2008 and 2007, respectively.

The decline in gross margin in 2009 compared to 2008 was primarily attributable to lower activity coupled with the impact of a significant reduction in pricing across all of Oilfield Services, most notably in North America and Europe/CIS/Africa. Weaker Marine activity and pricing and reduced Multiclient sales in WesternGeco also contributed to the margin decline.

The decline in gross margin percentage in 2008, compared to 2007, was primarily attributable to the following factors: reduced pricing for well stimulation services in the US Land GeoMarkets, a higher mix of low-margin third-party managed services in the Mexico/Central America GeoMarket, significantly lower Multiclient sales in WesternGeco and the impact of cost inflation across all Areas within Oilfield Services as well as the Marine operations of WesternGeco.

Research & engineering, Marketing and General & administrative expenses, as a percentage of *Revenue*, were as follows:

	2009	2008	2007
Research & engineering	**3.5%**	3.0%	3.1%
Marketing	**0.4%**	0.4%	0.4%
General & administrative	**2.4%**	2.2%	2.2%

Research & engineering expenditures, by segment, were as follows:

(Stated in millions)

	2009	2008	2007
Oilfield Services	**$679**	$686	$595
WesternGeco	**108**	118	120
Other	**15**	15	13
	$802	$819	$728

Income Taxes

The Schlumberger effective tax rate was 19.6% in 2009, 20.9% in 2008, and 21.9% in 2007.

The Schlumberger effective tax rate is sensitive to the geographic mix of earnings. When the percentage of pretax earnings generated outside of North America increases, the Schlumberger effective tax rate will generally decrease. Conversely, when the percentage of pretax earnings generated outside of North America decreases, the Schlumberger effective tax rate will generally increase.

The decrease in the Schlumberger effective tax rate over the past two years has been primarily attributable to the geographic mix of earnings. Schlumberger has generated a lower proportion of its pretax earnings in North America in each of the last two years. In addition, outside North America, various GeoMarkets with lower tax rates have contributed a greater percentage to pretax earnings.

Charges and Credits

Schlumberger recorded significant charges and credits in continuing operations during 2009, 2008 and 2007. These charges and credits, which are summarized below, are more fully described in Note 3 to the *Consolidated Financial Statements*.

The following is a summary of the 2009 charges:

(Stated in millions)

	Pretax	Tax	Non-controlling Interests	Net	Income Statement Classification
–Workforce reductions	$102	$(17)	$–	$ 85	*Cost of revenue*
–Postretirement benefits curtailment	136	(14)	–	122	*Cost of revenue*
	$238	$(31)	$–	$207	

The following is a summary of the 2008 charges:

(Stated in millions)

	Pretax	Tax	Non-controlling Interests	Net	Income Statement Classification
–Workforce reduction	$ 74	$ (9)	$ –	$65	*Cost of revenue*
–Provision for doubtful accounts	32	(8)	(6)	18	*Cost of revenue*
–Other	10	–	–	10	*Interest and other income, net*
	$116	$(17)	$(6)	$93	

The following is a summary of the 2007 credits:

(Stated in millions)

	Pretax	Tax	Non-controlling Interests	Net	Income Statement Classification
–Gain on sale of workover rigs	$(24)	$7	$–	$(17)	*Interest and other income, net*

Cash Flow

Net Debt represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger's indebtedness by reflecting cash and investments that could be used to repay debt.

Details of Net Debt follow:

(Stated in millions)

	2009	2008	2007
Net Debt, beginning of year	**$(1,129)**	$(1,857)	$(2,834)
Net income	**3,142**	5,460	5,177
Depreciation and amortization[1]	**2,476**	2,269	1,954
Pension and other postretirement benefits expense	**306**	127	155
Pension and other postretirement benefits curtailment charge	**136**	–	–
Pension and other postretirement benefits funding	**(1,149)**	(318)	(294)
Excess of equity income over dividends received	**(103)**	(235)	(189)
Stock -based compensation expense	**186**	172	136
Increase in working capital	**(204)**	(592)	(541)
Capital expenditures	**(2,395)**	(3,723)	(2,931)
Multiclient seismic data capitalized	**(230)**	(345)	(260)
Dividends paid	**(1,006)**	(964)	(771)
Stock repurchase program	**(500)**	(1,819)	(1,355)
Proceeds from employee stock plans	**206**	351	622
Eastern Echo acquisition	**–**	–	(699)
Other business acquisitions and minority interest investments	**(514)**	(345)	(281)
Conversion of debentures	**–**	448	656
Translation effect on net debt	**(59)**	166	(128)
Other	**711**	76	(274)
Net Debt, end of year	**$ (126)**	$(1,129)	$(1,857)

1. Includes multiclient seismic data costs.

(Stated in millions)

Components of Net Debt	Dec. 31 2009	Dec. 31 2008	Dec. 31 2007
Cash	**$ 243**	$ 189	$ 197
Short-term investments	**4,373**	3,503	2,972
Fixed income investments, held to maturity	**738**	470	440
Short-term borrowings and current portion of long-term debt	**(804)**	(1,598)	(1,318)
Convertible debentures	**(321)**	(321)	(769)
Other long-term debt	**(4,355)**	(3,372)	(3,379)
	$ (126)	$(1,129)	$(1,857)

Key liquidity events during 2009, 2008 and 2007 included:

- During the third quarter of 2009, Schlumberger issued $450 million of 3.00% Guaranteed Notes due 2013. The proceeds from these notes were used to refinance existing debt obligations.
- During the first quarter of 2009, Schlumberger entered into a €3.0 billion Euro Medium Term Note program. This program provides for the issuance of various types of debt instruments such as fixed or floating rate notes in Euro, US dollar or other currencies.

  During the first quarter of 2009, Schlumberger issued €1.0 billion 4.50% Guaranteed Notes due 2014 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%. The proceeds from these notes were used to refinance existing debt obligations and for general corporate purposes.
- In September 2008, Schlumberger issued €500 million 5.25% Guaranteed Notes due 2013. Schlumberger entered into agreements to swap these Euro notes for US dollars on the date of issue

until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.74%. The proceeds from these notes were used to repay commercial paper borrowings.

- On April 20, 2006, the Schlumberger Board of Directors approved a share repurchase program of up to 40 million shares of common stock to be acquired in the open market before April 2010, subject to market conditions. This program was completed during the second quarter of 2008.

  On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for shares of Schlumberger common stock, to be acquired in the open market before December 31, 2011, of which $1.43 billion had been repurchased as of December 31, 2009.

  The following table summarizes the activity under these share repurchase programs during 2009, 2008 and 2007:

(Stated in thousands except per share amounts and prices)

	Total cost of shares purchased	Total number of shares purchased	Average price paid per share
2009	$ 500,097	7,825.0	$63.91
2008	$1,818,841	21,064.7	$86.35
2007	$1,355,000	16,336.1	$82.95

- Cash flow provided by operations was $5.3 billion in 2009, $6.9 billion in 2008 and $6.3 billion in 2007. The decline in cash flow from operations in 2009 as compared to 2008 was primarily driven by the decrease in net income experienced in 2009 and the significant pension plan contributions made during 2009, offset by an improvement in working capital requirements. The improvement in 2008 as compared to 2007 was driven by the net income increase experienced in 2008 offset by required investments in working capital.

  The reduction in cash flows experienced by some of Schlumberger's customers as a result of global economic conditions could have significant adverse effects on their financial condition. This could result in, among other things, delay in, or nonpayment of, amounts that are owed to Schlumberger, which could have a material adverse effect on Schlumberger's results of operations and cash flows. At times in recent quarters, Schlumberger has experienced delays in payments from certain of its customers. Schlumberger operates in approximately 80 countries. At December 31, 2009, only three of those countries individually accounted for greater than 5% of Schlumberger's accounts receivable balance of which only one represented greater than 10%.

- During 2008 and 2007, Schlumberger announced that its Board of Directors had approved increases in the quarterly dividend of 20% and 40%, respectively. Total dividends paid during 2009, 2008 and 2007 were $1.0 billion, $964 million and $771 million, respectively.

- Capital expenditures were $2.4 billion in 2009, $3.7 billion in 2008 and $2.9 billion in 2007. Capital expenditures in 2008 and 2007 reflected the record activity levels experienced in those years. The decrease in capital expenditures in 2009 as compared to 2008 is primarily due to the significant activity decline during 2009.

  Oilfield Services capital expenditures are expected to approach $2.4 billion for the full year 2010 as compared to $1.9 billion in 2009 and $3.0 billion in 2008.

  WesternGeco capital expenditures are expected to approach $0.3 billion for the full year 2010 as compared to $0.5 billion in 2009 and $0.7 billion in 2008.

- During 2009, 2008 and 2007 Schlumberger made contributions of $1.1 billion, $290 million and $250 million, respectively, to its defined benefit pension plans. The US pension plans were 92% funded at December 31, 2009 based on the projected benefit obligation. This compares to 69% funded at December 31, 2008.

  Schlumberger's international defined benefit pension plans are a combined 85% funded at December 31, 2009 based on the projected benefit obligation. This compares to 69% funded at December 31, 2008.

  Schlumberger currently anticipates contributing approximately $500 million to $600 million to its defined benefit pension plans in 2010, subject to market and business conditions.

- Schlumberger repaid approximately $1.9 billion of debt during 2009 compared to $0.8 billion during 2008 and $0.7 billion during 2007.

- During 2008 and 2007, certain holders of Schlumberger Limited 1.5% Series A Convertible Debentures due June 1, 2023 and 2.125% Series B Convertible Debentures due June 1, 2023 converted their debentures into Schlumberger common stock. The following table summarizes these conversions:

(Stated in millions)

	2008		2007	
	Conversions	Shares issued	Conversions	Shares issued
1.5% Series A debentures	$353	9.76	$622	17.19
2.125% Series B debentures	95	2.36	34	0.85
	$448	12.12	$656	18.04

  At December 31, 2008, there were no outstanding Series A debentures. There were $321 million outstanding Series B debentures at both December 31, 2009 and 2008.

- On December 10, 2007, Schlumberger completed the acquisition of Eastern Echo for $838 million in cash. Net assets acquired included $320 million of cash and investments and $182 million of long-term debt.

As of December 31, 2009, Schlumberger had approximately $4.6 billion of cash and short-term investments on hand. Schlumberger had separate committed debt facility agreements aggregating $3.8 billion with commercial banks, of which $2.8 billion was available and unused as of December 31, 2009. This included $2.5 billion of committed facilities which support commercial paper borrowings in the United States and Europe. Schlumberger believes that these amounts are sufficient to meet future business requirements for at least the next twelve months.

Schlumberger's total outstanding debt at December 31, 2009 was $5.5 billion and included approximately $0.4 billion of commercial paper borrowings. The total outstanding debt increased approximately $0.2 billion compared to December 31, 2008.

Summary of Major Contractual Obligations

(Stated in millions)

		Payment Period			
Contractual Obligations	**Total**	**2010**	**2011 – 2012**	**2013 – 2014**	**After 2014**
Debt[1]	$5,479	$1,125	$1,680	$2,674	$ –
Operating Leases	$ 958	$ 247	$ 313	$ 140	$258
Purchase Obligations[2]	$ 925	$ 737	$ 178	$ 10	$ –
	$7,362	$2,109	$2,171	$2,824	$258

1. Excludes future payments for interest. Includes, in 2010, amounts relating to the $321 million of 2.125% Series B Convertible Debentures which are described in Note 11 of the *Consolidated Financial Statements*.

2. Represents an estimate of contractual obligations in the ordinary course of business. Although these contractual obligations are considered enforceable and legally binding, the terms generally allow Schlumberger the option to reschedule and adjust their requirements based on business needs prior to the delivery of goods.

Refer to Note 19 of the *Consolidated Financial Statements* for details regarding Schlumberger's pension and other postretirement benefit obligations.

As discussed in Note 15 of the *Consolidated Financial Statements*, included in the Schlumberger *Consolidated Balance Sheet* at December 31, 2009 is approximately $1.03 billion of liabilities associated with uncertain tax positions in the over 100 jurisdictions in which Schlumberger conducts business. Due to the uncertain and complex application of tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, Schlumberger cannot make reliable estimates of the timing of cash outflows relating to these liabilities.

Schlumberger has outstanding letters of credit/guarantees which relate to business performance bonds, custom/excise tax commitments, facility lease/rental obligations, etc. These were entered into in the ordinary course of business and are customary practices in the various countries where Schlumberger operates.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires Schlumberger to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies involve "critical accounting estimates" because they are particularly dependent on estimates and assumptions made by Schlumberger about matters that are inherently uncertain. A summary of all of Schlumberger's significant accounting policies is included in Note 2 to the *Consolidated Financial Statements*.

Schlumberger bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Multiclient Seismic Data

The WesternGeco segment capitalizes the costs associated with obtaining multiclient seismic data. The carrying value of the multiclient seismic data library at December 31, 2009 and 2008 was $288 million and $287 million, respectively. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstances will an individual survey carry a net book value greater than a 4-year straight-line amortized value.

The carrying value of surveys is reviewed for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future revenues, which involve significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period. For purposes of performing the annual impairment test of the multiclient library, future cash flows are analyzed primarily based on two pools of surveys: United States and non-United States. The United States and non-United States pools were determined to be the most appropriate level at which to perform the impairment review based upon a number of factors including (i) various macroeconomic factors that influence the ability to successfully market surveys and (ii) the focus of the sales force and related costs. Certain larger surveys, which are typically prefunded by customers, are analyzed for impairment on a survey by survey basis.

Allowance for Doubtful Accounts

Schlumberger maintains an allowance for doubtful accounts in order to record accounts receivable at their net realizable value. A significant amount of judgment is involved in recording and making adjustments to this reserve. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices. Depending on how such potential issues are resolved, or if the financial condition of Schlumberger customers were to deteriorate resulting in an impairment of their ability to make payments, adjustments to the allowance may be required.

Goodwill, Intangible Assets and Long-Lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill is tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment by comparing the fair value of Schlumberger's individual reporting units to their carrying amount to determine if there is a potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

For purposes of performing the impairment test for goodwill, Schlumberger's reporting units are primarily the geographic areas comprising the Oilfield Services segment in addition to the WesternGeco segment. Schlumberger estimates the fair value of these reporting units using a discounted cash flow analysis and/or applying various market multiples. Determining the fair value of a reporting unit is a matter of judgment and often involves the use of significant estimates and assumptions. Schlumberger's estimates of the fair value of each of its reporting units were significantly in excess of their respective carrying values at the time of the annual goodwill impairment tests for 2009, 2008 and 2007.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future. Schlumberger evaluates the remaining useful life of its intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period.

Income Taxes

Schlumberger's tax filings are subject to regular audit by the tax authorities in most of the over 100 jurisdictions in which it conducts business. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the period in which such resolution occurs.

Pension and Postretirement Benefits

Schlumberger's pension and postretirement benefit obligations are described in detail in Note 19 to the *Consolidated Financial Statements*. The obligations and related costs are calculated using actuarial concepts, which include critical assumptions related to the discount rate, expected return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events.

The discount rate Schlumberger uses reflects the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. The following summarizes the discount rates utilized by Schlumberger for its various pension and postretirement benefit plans:

- The discount rate utilized to determine the liability for Schlumberger's United States pension plans and postretirement medical plans was 6.00% at December 31, 2009 and 6.50% at December 31, 2008.
- The weighted-average discount rate utilized to determine the liability for Schlumberger's international pension plans was 5.89% at December 31, 2009 and 6.48% at December 31, 2008.
- The weighted-average discount rate utilized to determine expense for Schlumberger's United States pension plans and postretirement medical plans increased from 6.50% in 2008 to 6.94% in 2009.
- The weighted-average discount rate utilized to determine expense for Schlumberger's international pension plans was increased from 5.80% in 2008 to 6.81% in 2009.

A higher discount rate decreases the present value of benefit obligations and decreases expense.

The expected rate of return for our retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that benefits included in the benefit obligation are expected to be paid. The expected rate of return for Schlumberger's United States pension plans has been determined based upon expectations regarding future rates of return for the investment portfolio, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class. The expected rate of return on plan assets for the United States pension plans was 8.50% in both 2009 and 2008. The weighted average expected rate of return on plan assets for the international plans was 8.35% in 2009 and 8.00% in 2008. A lower expected rate of return would increase pension expense.

Schlumberger's medical cost trend rate assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The overall medical cost trend rate assumption utilized to determine both the 2009 postretirement medical expense as well as the postretirement medical liability as of December 31, 2009 was 8% graded to 5% over the next six years.

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United States and international pension plans:

(Stated in millions)

Change in Assumption	**Effect on 2009 Pretax Pension Expense**	**Effect on Dec. 31, 2009 Liability**
25 basis point decrease in discount rate	+$13	+$226
25 basis point increase in discount rate	- $13	- $210
25 basis point decrease in expected return on plan assets	+$11	–
25 basis point increase in expected return on plan assets	- $11	–

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for Schlumberger's United States postretirement medical plans:

(Stated in millions)

Change in Assumption	Effect on 2009 Pretax Postretirement Medical Expense	Effect on Dec. 31, 2009 Liability
25 basis point decrease in discount rate	+$3	+$35
25 basis point increase in discount rate	- $2	- $33
100 basis point decrease per annum in medical cost trend rate	- $14	- $126
100 basis point increase per annum in medical cost trend rate	+$21	+$154

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Schlumberger is subject to market risks primarily associated with changes in foreign currency exchange rates, commodity prices and interest rates.

As a multinational company, Schlumberger conducts business in approximately 80 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 80% of Schlumberger's revenue in 2009 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar-reported expenses will increase.

A 5% increase or decrease in the average exchange rates of all the foreign currencies in 2009 would have changed revenue by approximately 1%. If the 2009 average exchange rates of the US dollar against all foreign currencies had strengthened by 5%, Schlumberger's income from continuing operations would have increased by approximately 4%. Conversely, a 5% weakening of the US dollar average exchange rates would have decreased income from continuing operations by approximately 4%.

Although the functional currency of Schlumberger's operations in Venezuela is the US dollar, a portion of the transactions are denominated in local currency. For financial reporting purposes, such transactions are remeasured into US dollars at the official exchange rate, which until January 2010 was fixed at 2.15 Venezuelan bolivares fuertes per US dollar, despite significant inflation in recent periods. In January 2010, Venezuela's currency was devalued and a new currency exchange rate system was announced. Schlumberger is in the process of evaluating what exchange rate will apply to Schlumberger's local currency denominated transactions. Such rate is expected to be between 2.6 and 4.3 Venezuelan bolivars fuertes per US dollar. Schlumberger does not expect the immediate impact of this devaluation to have a significant impact on its first quarter 2010 results of operations. Going forward, although this devaluation will result in a reduction in the US dollar reported amount of local currency denominated revenues and expenses, the impact will not be material to Schlumberger's consolidated financial statements.

Schlumberger maintains a foreign-currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. Foreign currency forward contracts and foreign currency options to provide a hedge against currency fluctuations either on monetary assets/liabilities denominated in other than a functional currency or on expenses.

At December 31, 2009, contracts were outstanding for the US dollar equivalent of $4.3 billion in various foreign currencies.

Schlumberger is subject to the risk of market price fluctuations of certain commodities, such as metals and fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecast metal purchases. As of December 31, 2009, $4 million of commodity forward contracts were outstanding.

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and interest rate swaps to mitigate the exposure to changes in interest rates. At

December 31, 2009, Schlumberger had fixed rate debt aggregating approximately $4.2 billion and variable rate debt aggregating approximately $1.3 billion. Schlumberger has entered into interest rate swaps relating to $1.1 billion of its fixed rate debt as of December 31, 2009 whereby Schlumberger will receive interest at a fixed rate and pay interest at a variable rate.

Schlumberger's exposure to interest rate risk associated with its debt is also partially mitigated by its investment portfolio. Both *Short-term investments* and *Fixed income investments, held to maturity*, which totaled approximately $5.1 billion at December 31, 2009, are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds and are substantially all denominated in US dollars. The average return on investment was 1.4% in 2009.

The following table represents principal amounts of Schlumberger's debt at December 31, 2009 by year of maturity:

(Stated in millions)

	Expected Maturity Dates					
	2010	2011	2012	2013	2014	Total
Fixed rate debt						
2.125% Series B Convertible Debentures	$ 321					$ 321
5.14% Guaranteed Notes	238					238
5.875% Guaranteed Bonds		$ 362				362
6.5% Notes			$ 649			649
5.25% Guaranteed Bonds				$ 727		727
3.00% Guaranteed Notes				449		449
4.50% Guaranteed Bonds					$ 1,449	1,449
Total fixed rate debt	**$ 559**	**$362**	**$ 649**	**$1,176**	**$1,449**	**$4,195**
Variable rate debt	**$ 567**	**$294**	**$ 375**	**$ 20**	**$ 29**	**$1,285**
Total	**$1,126**	**$656**	**$1,024**	**$1,196**	**$1,478**	**$5,480**

The fair market value of the outstanding fixed rate debt was approximately $4.6 billion as of December 31, 2009. The weighted average interest rate on the variable rate debt as of December 31, 2009 was approximately 1.7%.

Schlumberger does not enter into derivatives for speculative purposes.

Forward-looking Statements

This Form 10-K and other statements we make contain "forward-looking statements" within the meaning of the federal securities laws, which include any statements that are not historical facts, such as our forecasts or expectations regarding business outlook; growth for Schlumberger as a whole and for each of Oilfield Services and WesternGeco (and for specified products or geographic areas within each segment); oil and natural gas demand and production growth; oil and gas prices; operating margins; capital expenditures by Schlumberger and the oil and gas industry; the business strategies of Schlumberger's customers; future global economic conditions expected pension and post-retirement funding; expected stock compensation costs; and future results of operations. These statements are subject to risks and uncertainties, including, but not limited to, the current global economic downturn; changes in exploration and production spending by Schlumberger's customers and changes in the level of oil and natural gas exploration and development; general economic and business conditions in key regions of the world; pricing erosion; seasonal factors; and other risks and uncertainties described elsewhere in this Form 10-K, including under "Item 1A. Risk Factors". If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. Schlumberger disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Item 8. Financial Statements and Supplementary Data.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Stated in millions, except per share amounts)

Year Ended December 31,	**2009**	2008	2007
Revenue	**$22,702**	$27,163	$23,277
Interest and other income, net	**273**	402	431
Expenses			
Cost of revenue	**17,395**	18,968	15,481
Research & engineering	**802**	819	728
Marketing	**88**	95	82
General & administrative	**535**	584	517
Interest	**221**	247	275
Income from Continuing Operations before taxes	**3,934**	6,852	6,625
Taxes on income	**770**	1,430	1,448
Income from Continuing Operations	**3,164**	5,422	5,177
Income (Loss) from Discontinued Operations	**(22)**	38	–
Net Income	**3,142**	5,460	5,177
Net income attributable to noncontrolling interests	**(8)**	(25)	–
Net Income attributable to Schlumberger	**$ 3,134**	$ 5,435	$ 5,177
Schlumberger amounts attributable to:			
Income from Continuing Operations	**$ 3,156**	$ 5,397	$ 5,177
Income (Loss) from Discontinued Operations	**(22)**	38	–
Net Income	**$ 3,134**	$ 5,435	$ 5,177
Basic earnings per share of Schlumberger:			
Income from Continuing Operations	**$ 2.63**	$ 4.51	$ 4.36
Income (Loss) from Discontinued Operations	**(0.02)**	0.03	–
Net Income[(1)]	**$ 2.62**	$ 4.54	$ 4.36
Diluted earnings per share of Schlumberger:			
Income from Continuing Operations	**$ 2.61**	$ 4.42	$ 4.20
Income (Loss) from Discontinued Operations	**(0.02)**	0.03	–
Net Income	**$ 2.59**	$ 4.45	$ 4.20
Average shares outstanding			
Basic	**1,198**	1,196	1,188
Assuming dilution	**1,214**	1,224	1,239

(1) Amounts may not add due to rounding

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Stated in millions)

December 31,	**2009**	**2008**
ASSETS		
Current Assets		
Cash	**$ 243**	$ 189
Short-term investments	**4,373**	3,503
Receivables less allowance for doubtful accounts (2009 – $160; 2008 – $133)	**6,088**	6,258
Inventories	**1,866**	1,919
Deferred taxes	**154**	184
Other current assets	**926**	933
	13,650	12,986
Fixed Income Investments, held to maturity	**738**	470
Investments in Affiliated Companies	**2,306**	1,870
Fixed Assets less accumulated depreciation	**9,660**	9,690
Multiclient Seismic Data	**288**	287
Goodwill	**5,305**	5,189
Intangible Assets	**786**	820
Deferred Taxes	**376**	565
Other Assets	**356**	217
	$33,465	$32,094
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 5,003**	$ 5,318
Estimated liability for taxes on income	**878**	1,007
Dividend payable	**253**	252
Long-term debt – current portion	**444**	1,139
Short-term borrowings	**360**	459
Convertible debentures	**321**	–
	7,259	8,175
Convertible Debentures	**–**	321
Other Long-term Debt	**4,355**	3,372
Postretirement Benefits	**1,660**	2,369
Other Liabilities	**962**	923
	14,236	15,160
Equity		
Common stock	**4,777**	4,668
Treasury stock	**(5,002)**	(4,796)
Retained earnings	**22,019**	19,891
Accumulated other comprehensive loss	**(2,674)**	(2,901)
Schlumberger stockholders' equity	**19,120**	16,862
Noncontrolling interests	**109**	72
	19,229	16,934
	$33,465	$32,094

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Stated in millions)

Year Ended December 31,	**2009**	**2008**	**2007**
Cash flows from operating activities:			
Net Income	**$ 3,142**	$ 5,460	$ 5,177
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization[1]	**2,476**	2,269	1,954
Earnings of companies carried at equity, less dividends received	**(103)**	(235)	(183)
Deferred income taxes	**373**	(6)	22
Stock-based compensation expense	**186**	172	136
Pension and other postretirement benefits expense	**306**	127	155
Pension and other postretirement benefits curtailment charge	**136**	–	–
Pension and other postretirement benefits funding	**(1,149)**	(318)	(294)
Other non-cash items	**162**	128	33
Change in operating assets and liabilities: [2]			
Decrease (increase) in receivables	**155**	(944)	(1,017)
Decrease (increase) in inventories	**64**	(299)	(356)
Decrease (increase) in other current assets	**9**	(198)	(92)
(Decrease) increase in accounts payable and accrued liabilities	**(293)**	683	502
(Decrease) increase in estimated liability for taxes on income	**(361)**	(94)	328
Increase in other liabilities	**43**	97	16
Other – net	**165**	57	(94)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**5,311**	6,899	6,287
Cash flows from investing activities:			
Capital expenditures	**(2,395)**	(3,723)	(2,931)
Multiclient seismic data capitalized	**(230)**	(345)	(260)
Acquisition of Eastern Echo, net of cash acquired	**–**	–	(838)
Other business acquisitions and investments, net of cash acquired	**(514)**	(345)	(281)
Purchase of investments, net	**(1,113)**	(598)	(89)
Other	**228**	(132)	(230)
NET CASH USED IN INVESTING ACTIVITIES	**(4,024)**	(5,143)	(4,629)
Cash flows from financing activities:			
Dividends paid	**(1,006)**	(964)	(771)
Proceeds from employee stock purchase plan	**96**	177	148
Proceeds from exercise of stock options	**110**	174	474
Tax benefit on stock options	**4**	137	75
Stock repurchase program	**(500)**	(1,819)	(1,355)
Proceeds from issuance of long-term debt	**1,973**	1,281	455
Repayment of long-term debt	**(1,754)**	(601)	(584)
Net (decrease) increase in short-term borrowings	**(111)**	(210)	(72)
NET CASH USED IN FINANCING ACTIVITIES	**(1,188)**	(1,825)	(1,630)
Cash flow from discontinued operations – operating activities	**(45)**	63	–
Net increase (decrease) in cash before translation effect	**54**	(6)	28
Translation effect on cash	**–**	(2)	3
Cash, beginning of year	**189**	197	166
Cash, end of year	**$ 243**	$ 189	$ 197

1. Includes multiclient seismic data costs.
2. Net of the effect of business acquisitions.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in millions)

	Common Stock			Accumulated Other		
	Issued	In Treasury	Retained Earnings	Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance, January 1, 2007	$3,381	$(2,911)	$11,118	$(1,169)	$ 2	$10,421
Comprehensive income:						
Net income			5,177		2	
Currency translation adjustments				(33)		
Changes in fair value of derivatives				11		
Deferred employee benefits liabilities				18		
Total comprehensive income						5,175
Shares sold to optionees less shares exchanged	195	279				474
Shares granted to Directors	1					1
Shares issued under employee stock purchase plan	87	46				133
Stock repurchase program		(1,355)				(1,355)
Stock-based compensation cost	136					136
Shares issued on conversions of debentures	263	392				655
Acquisition of noncontrolling interest					58	58
Other	(2)					(2)
Dividends declared ($0.70 per share)			(833)			(833)
Tax benefit on stock options	75					75
Balance, December 31, 2007	4,136	(3,549)	15,462	(1,173)	62	14,938
Comprehensive income:						
Net income			5,435		25	
Currency translation adjustments				(82)	(1)	
Changes in fair value of derivatives				(135)		
Deferred employee benefits liabilities				(1,511)		
Total comprehensive income						3,731
Shares sold to optionees less shares exchanged	20	154				174
Shares granted to Directors	1					1
Shares issued under employee stock purchase plan	115	57				172
Stock repurchase program		(1,819)				(1,819)
Stock-based compensation cost	172					172
Shares issued on conversions of debentures	86	361				447
Other	1				(14)	(13)
Dividends declared ($0.84 per share)			(1,006)			(1,006)
Tax benefit on stock options	137					137
Balance, December 31, 2008	4,668	(4,796)	19,891	(2,901)	72	16,934
Comprehensive income:						
Net income			3,134		8	
Currency translation adjustments				17	1	
Changes in fair value of derivatives				143		
Deferred employee benefits liabilities				67		
Total comprehensive income						3,370
Shares sold to optionees less shares exchanged	(22)	132				110
Shares granted to Directors		1				1
Vesting of restricted stock	(20)	20				–
Shares issued under employee stock purchase plan	25	141				166
Stock repurchase program		(500)				(500)
Stock-based compensation cost	186					186
Other	(64)				28	(36)
Dividends declared ($0.84 per share)			(1,006)			(1,006)
Tax benefit on stock options	4					4
Balance, December 31, 2009	$4,777	$(5,002)	$22,019	$(2,674)	$109	$19,229

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

SHARES OF COMMON STOCK

(Stated in millions)

	Issued	In Treasury	Shares Outstanding
Balance, January 1, 2007	1,334	(156)	1,178
Shares sold to optionees less shares exchanged	–	14	14
Shares issued under employee stock purchase plan	–	2	2
Stock repurchase program	–	(16)	(16)
Issued on conversions of debentures	–	18	18
Balance, December 31, 2007	1,334	(138)	1,196
Shares sold to optionees less shares exchanged	–	5	5
Shares issued under employee stock purchase plan	–	2	2
Stock repurchase program	–	(21)	(21)
Issued on conversions of debentures	–	12	12
Balance, December 31, 2008	1,334	(140)	1,194
Shares sold to optionees less shares exchanged	–	4	4
Vesting of restricted stock	–	1	1
Shares issued under employee stock purchase plan	–	4	4
Stock repurchase program	–	(8)	(8)
Balance, December 31, 2009	1,334	(139)	1,195

See the *Notes to Consolidated Financial Statements*

Notes to Consolidated Financial Statements

1. Business Description

Schlumberger Limited (Schlumberger N.V., incorporated in the Netherlands Antilles) and its subsidiaries (collectively, "Schlumberger") form the world's leading supplier of technology, integrated project management, and information solutions to customers in the oil and gas industry worldwide, providing the industry's widest range of services and products from exploration through production. Schlumberger consists of two business segments: Oilfield Services and WesternGeco. The Oilfield Services segment provides the industry's widest range of exploration and production services required during the life of an oil and gas reservoir. WesternGeco provides comprehensive worldwide reservoir imaging, monitoring, and development services, with extensive seismic crews and data processing centers as well as a large multiclient seismic library. Services range from 3D and time-lapse (4D) seismic surveys to multi-component surveys for delineating prospects and reservoir management.

2. Summary of Accounting Policies

The *Consolidated Financial Statements* of Schlumberger have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying *Consolidated Financial Statements* include the accounts of Schlumberger, its wholly-owned subsidiaries, and subsidiaries over which it exercises a controlling financial interest. All significant intercompany transactions and balances have been eliminated. Investments in entities in which Schlumberger does not have a controlling financial interest, but over which it has significant influence are accounted for using the equity method. Schlumberger's share of the after-tax earnings of equity method investees is included in *Interest and other income*. Investments in which Schlumberger does not have the ability to exercise significant influence are accounted for using the cost method. Both equity and cost method investments are classified in *Investments in Affiliated Companies*.

Reclassifications

Certain items from prior years have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, Schlumberger evaluates its estimates, including those related to collectibility of accounts receivable; valuation of inventories and investments; recoverability of goodwill, intangible assets and investments in affiliates; income taxes; multiclient seismic data; contingencies and actuarial assumptions for employee benefit plans. Schlumberger bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Oilfield Services

Services and Products Revenue

Schlumberger recognizes revenue for services and products based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices. Revenue is recognized for services when they are rendered and collectibility is reasonably assured. Revenue is recognized for products upon delivery, customer acceptance and when collectibility is reasonably assured.

Software Revenue

Revenue derived from the sale of licenses of Schlumberger software may include installation, maintenance, consulting and training services.

If services are not essential to the functionality of the software, the revenue for each element of the contract is recognized separately based on its respective vendor specific objective evidence of fair value when all of the following conditions are met: a signed contract is obtained, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

If an ongoing vendor obligation exists under the license arrangement, or if any uncertainties with regard to customer acceptance are significant, revenue for the related element is deferred based on its vendor specific objective evidence of fair value. Vendor specific objective evidence of fair value is determined as being the price for the element when sold separately. If vendor specific objective evidence of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered.

The percentage of completion method of accounting is applied to contracts whereby software is being customized to a customer's specifications.

WesternGeco

Revenue from all services is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. Revenue from contract services performed on a dayrate basis is recognized as the service is performed. Revenue from other contract services, including pre-funded multiclient surveys, is recognized as the seismic data is acquired and/or processed on a proportionate basis as work is performed. This method requires revenue to be recognized based upon quantifiable measures of progress, such as square kilometers acquired. Multiclient data surveys are licensed or sold to customers on a non-transferable basis. Revenue on completed multiclient data surveys is recognized upon obtaining a signed licensing agreement and providing customers with access to such data.

Multiple Deliverable Arrangements

Revenue in both segments may be generated from contractual arrangements that include multiple deliverables. Revenue from these arrangements is recognized as each item is delivered based on their relative fair value and when the delivered items have stand-alone value to the customer.

Other

Taxes assessed by governmental authorities that are imposed concurrently on specific revenue-producing transaction, such as sales and value added taxes, are excluded from revenue in the *Consolidated Statement of Income.*

Translation of Non-United States Currencies

The functional currency of Schlumberger is primarily the US dollar. All assets and liabilities recorded in functional currencies other than US dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to the *Stockholders' Equity* section of the *Consolidated Balance Sheet.* Revenue and expenses are translated at the weighted-average exchange rates for the period. All realized and unrealized transaction gains and losses are included in income in the period in which they occur. Transaction gains, net of hedging activities, of $73 million, $8 million and $17 million were recognized in 2009, 2008 and 2007 respectively.

Investments

The *Consolidated Balance Sheet* reflects the Schlumberger investment portfolio separated between current and long term, based on maturity. Under normal circumstances it is the intent of Schlumberger to hold the investments until maturity, with the exception of investments that are considered trading (December 31, 2009 – $184 million; December 31, 2008 – $194 million). Both *Short-term investments* and *Fixed Income Investments, held to maturity* are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds, and are substantially denominated in US dollars. They are stated at cost plus accrued interest, which approximates market. Short-term investments that are designated as trading are stated at fair value, which is estimated using quoted market prices for those or similar investments. The unrealized gains/losses on investments designated as trading were not significant at both December 31, 2009 and 2008.

For purposes of the *Consolidated Statement of Cash Flows*, Schlumberger does not consider short-term investments to be cash equivalents as a significant portion have original maturities in excess of three months.

Fixed Income Investments, held to maturity at December 31, 2009 of $738 million mature as follows: $274 million in 2011, $289 million in 2012, $60 million in 2013 and $115 million in 2014.

Inventories

Inventories are stated at average cost or at market, whichever is lower. Inventory consists of materials, supplies and finished goods. Costs included in inventories consist of materials, direct labor and manufacturing overhead.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Fixed assets include the manufacturing cost of oilfield technical equipment manufactured or assembled by subsidiaries of Schlumberger. Expenditures for replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Multiclient Seismic Data

The multiclient library consists of completed and in-process seismic surveys that are licensed on a nonexclusive basis. This data may be acquired and/or processed by Schlumberger or subcontractors. Multiclient surveys are primarily generated utilizing Schlumberger resources. Schlumberger capitalizes costs directly incurred in acquiring and processing the multiclient seismic data. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a 4- year straight-line amortized value.

The carrying value of the multiclient library is reviewed for impairment annually as well as when an event or change in circumstance indicating impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future cash flows, which involves significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period.

Goodwill, Other Intangibles and Long-lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill is tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment by comparing the fair value of Schlumberger's individual reporting units to their carrying amount to determine if there is a potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

For purposes of performing the impairment test for goodwill, the Schlumberger reporting units are primarily the geographic areas comprising the Oilfield Services segment in addition to the WesternGeco segment. Schlumberger estimates the fair value of these reporting units using a discounted cash flow analysis and/or applying various market multiples. Determining the fair value of a reporting unit is a matter of judgment and involves the use of significant estimates and assumptions. Schlumberger's estimates of the fair value of each of its reporting units were significantly in excess of their respective carrying values for 2009, 2008 and 2007. Schlumberger performs the annual goodwill impairment test of its WesternGeco reporting unit on October 1st of every year while the reporting units comprising the Oilfield Services segment are tested as of December 31st.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involve significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future.

Schlumberger capitalizes certain costs of internally developed software. Capitalized costs include purchased materials and services, payroll and payroll related costs. The costs of internally developed software are amortized on a straight-line basis over the estimated useful life, which is principally 5 to 7 years. Other intangible assets consist primarily of technology and customer relationships acquired in business combinations. Acquired technology is generally amortized over periods ranging from 5 to 15 years and acquired customer relationships are generally amortized over periods ranging from 7 years to 20 years.

Taxes on Income

Schlumberger computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made. Any effect of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of the deferred tax asset will not be realized in the future, Schlumberger provides a corresponding valuation allowance against deferred tax assets.

Schlumberger's tax filings are subject to regular audit by the tax authorities in most of the jurisdictions in which it conducts business. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Schlumberger recognizes the impact of a tax position in its financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the year in which such resolution occurs.

At December 31, 2009, approximately $18 billion of consolidated income retained for use in the business represented undistributed earnings of consolidated subsidiaries and Schlumberger's share of equity method investees. Schlumberger has not recorded deferred taxes relating to any of its undistributed earnings as they are all considered to be either indefinitely reinvested or earnings that would not be taxed when remitted.

Concentration of Credit Risk

Schlumberger's assets that are exposed to concentrations of credit risk consist primarily of cash, short-term investments, fixed income investments held to maturity, receivables from clients and derivative financial instruments. Schlumberger places its cash, short-term investments and fixed income investments held to maturity with financial institutions and corporations, and limits the amount of credit exposure with any one of them. Schlumberger regularly evaluates the creditworthiness of the issuers in which it invests. The receivables from clients are spread over many countries and customers. Schlumberger maintains an allowance for uncollectible accounts receivable based on expected collectibility and performs ongoing credit evaluations of its customers' financial condition. By using derivative financial instruments to hedge exposure to changes in exchange rates and, commodity prices, Schlumberger exposes itself to some credit risk. Schlumberger minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Research & Engineering

All research and engineering expenditures are expensed as incurred.

Earnings per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by first adding back to net income the interest expense on the convertible debentures and then dividing this adjusted net income attributable to Schlumberger by the sum of (i) unvested restricted stock units; and (ii) the weighted average number of common shares outstanding assuming dilution. The weighted average number of common shares outstanding assuming dilution assumes (a) that all stock options which are in the money are exercised at the beginning of the period and that the proceeds are used by Schlumberger to purchase shares at the average market price for the period, and (b) the conversion of the convertible debentures.

3. Charges and Credits

Schlumberger recorded the following Charges and Credits in continuing operations during 2009, 2008 and 2007:

2009

Second quarter of 2009:

- Schlumberger continued to reduce its global workforce as a result of the slowdown in oil and gas exploration and production spending and its effect on activity in the oilfield services sector. As a result of these actions, Schlumberger recorded a pretax charge of $102 million ($85 million after-tax), which is classified in *Cost of revenue* in the *Consolidated Statement of Income*. These workforce reductions were completed by the end of 2009.
- As a consequence of these workforce reductions, Schlumberger recorded pretax non-cash pension and other postretirement benefit curtailment charges of $136 million ($122 million after-tax). These costs are classified in *Cost of revenue* in the *Consolidated Statement of Income*. Refer to Note 19 – *Pension and Other Benefit Plans* for further details.

The following is a summary of these charges:

(Stated in millions)

	Pretax	Tax	Net
- Workforce reductions	$102	$(17)	$ 85
- Postretirement benefits curtailment	136	(14)	122
	$238	$(31)	$207

2008

Fourth quarter of 2008:

- Due to the continuing slowdown in oil and gas exploration and production spending and its effect on activity in the oilfield services sector, Schlumberger took actions to reduce its global workforce. As a result of these actions, Schlumberger recorded a pretax charge of $74 million ($65 million after-tax), which is classified in *Cost of revenue* in the *Consolidated Statement of Income*.
- Schlumberger wrote off certain assets, primarily accounts receivable relating to one client with liquidity issues. Accordingly, Schlumberger recorded a pretax charge of $42 million ($28 million after-tax and noncontrolling interest). $32 million of the pretax charge is classified in *Cost of revenue* in the *Consolidated Statement of Income*, with the remaining $10 million classified in *Interest and other income, net*.

The following is a summary of these charges:

(Stated in millions)

	Pretax	Tax	Non-controlling Interests	Net
- Workforce reduction	$ 74	$ (9)	$ –	$65
- Provision for doubtful accounts	32	(8)	(6)	18
- Other	10	–	–	10
	$116	$(17)	$(6)	$93

2007

Fourth quarter of 2007:

- Schlumberger sold certain workover rigs for $32 million, resulting in a pretax gain of $24 million ($17 million after-tax) which is classified in *Interest and other income, net* in the *Consolidated Statement of Income*.

4. Acquisitions

Acquisition of Eastern Echo Holding Plc

On December 10, 2007, Schlumberger completed the acquisition of Eastern Echo Holding Plc ("Eastern Echo") for $838 million in cash. Eastern Echo was a Dubai-based marine seismic company that did not have any operations at the time of acquisition, but had signed contracts for the construction of six seismic vessels.

The purchase price has been allocated to the net assets acquired based upon their estimated fair values as follows:

(Stated in millions)	
Cash and short-term investments	$ 266
Other current assets	23
Fixed income investments, held to maturity	54
Vessels under construction	694
Accounts payable and accrued liabilities	(17)
Long-term debt	(182)
Total purchase price	$ 838

Other Acquisitions

Schlumberger has made other acquisitions and minority interest investments, none of which were significant on an individual basis, for cash payments, net of cash acquired, of $514 million during 2009, $345 million during 2008, and $281 million during 2007.

Pro forma results pertaining to the above acquisitions are not presented as the impact was not significant.

5. Drilling Fluids Joint Venture

The MI-SWACO drilling fluids joint venture is owned 40% by Schlumberger and 60% by Smith International, Inc. Schlumberger records income relating to this venture using the equity method of accounting. The carrying value of Schlumberger's investment in the joint venture on December 31, 2009 and 2008 was $1.4 billion and $1.3 billion, respectively, and is included within *Investments in Affiliated Companies* on the *Consolidated Balance Sheet*. Schlumberger's equity income from this joint venture was $131 million in 2009, $210 million in 2008 and $178 million in 2007. Schlumberger received cash distributions from the joint venture of $106 million in 2009, $57 million in 2008 and $46 million in 2007.

The joint venture agreement contains a provision under which either party to the joint venture may offer to sell its entire interest in the venture to the other party at a cash purchase price per percentage interest specified in an offer notice. If the offer to sell is not accepted, the offering party will be obligated to purchase the entire interest of the other party at the same price per percentage interest as the prices specified in the offer notice.

The following is a reconciliation from basic earnings per share to diluted earnings per share from continuing operations for each of the last three years:

(Stated in million except per share amounts)

	Schlumberger Income from Continuing Operations	Weighted Average Shares Outstanding	Earnings Per Share from Continuing Operations
2009:			
Basic	**$ 3,156**	**1,198**	**$ 2.63**
Assumed conversion of debentures	**8**	**8**	
Assumed exercise of stock options	**–**	**7**	
Unvested restricted stock	**–**	**1**	
Diluted	**$ 3,164**	**1,214**	**$ 2.61**
2008:			
Basic	$ 5,397	1,196	$ 4.51
Assumed conversion of debentures	12	13	
Assumed exercise of stock options	–	13	
Unvested restricted stock	–	2	
Diluted	$ 5,409	1,224	$ 4.42
2007:			
Basic	$ 5,177	1,188	$ 4.36
Assumed conversion of debentures	24	29	
Assumed exercise of stock options	–	21	
Unvested restricted stock	–	1	
Diluted	$ 5,201	1,239	$ 4.20

Employee stock options to purchase approximately 17.1 million, 5.8 million and 0.8 million shares of common stock at December 31, 2009, 2008 and 2007, respectively, were outstanding but not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock, and therefore, the effect on diluted earnings per share would have been anti-dilutive.

Recently Issued Accounting Pronouncements

Effective, January 1, 2009, Schlumberger adopted newly issued accounting guidance that changed the accounting for, and reporting of, minority interest (now referred to as noncontrolling interests). Noncontrolling interests are now classified as *Equity* in the Schlumberger *Consolidated Balance Sheet.*

The new guidance also changed the way the consolidated income statement is presented by requiring net income to include the net income for both the parent and the noncontrolling interests, with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share continues to be based on income amounts attributable to the parent.

Prior period amounts related to noncontrolling interests have been reclassified to conform to the current period presentation.

6. Inventory

A summary of inventory follows:

(Stated in millions) As at December 31,	2009	2008
Raw materials & field materials	**$1,646**	$1,674
Work in process	**74**	113
Finished goods	**146**	132
	1,866	1,919

7. Fixed Assets

A summary of fixed assets follows:

(Stated in millions) As at December 31,	2009	2008
Land	**$ 141**	$ 119
Buildings & improvements	**1,806**	1,611
Machinery & equipment	**17,939**	16,916
Seismic vessels and related equipment	**924**	544
Seismic vessels under construction	**695**	962
	21,505	20,152
Less accumulated depreciation	**11,845**	10,462
	$ 9,660	$ 9,690

The estimated useful lives of Buildings & improvements are primarily 30 to 40 years. The estimated useful lives of Machinery & equipment are primarily 5 to 10 years. Seismic vessels are depreciated over periods ranging from 20 to 30 years with the related equipment generally depreciated over 5 years.

Depreciation expense relating to fixed assets was $2.1 billion, $1.9 billion and $1.5 billion in 2009, 2008 and 2007, respectively.

8. Multiclient Seismic Data

The change in the carrying amount of multiclient seismic data is as follows:

(Stated in millions)	2009	2008
Balance at beginning of year	**$ 287**	$ 182
Capitalized in year	**230**	345
Charged to cost of revenue	**(229)**	(240)
	$ 288	$ 287

9. Goodwill

The changes in the carrying amount of goodwill by business segment were as follows:

(Stated in millions)

	Oilfield Services	Western Geco	Total
Balance, January 1, 2008	$4,185	$ 957	$5,142
Additions	49	58	107
Impact of change in exchange rates	(60)	–	(60)
Balance, December 31, 2008	4,174	1,015	5,189
Additions	121	–	121
Impact of change in exchange rates	(5)	–	(5)
Balance, December 31, 2009	$4,290	$1,015	$5,305

10. Intangible Assets

Intangible assets principally comprise software, technology and customer relationships. At December 31, the gross book value and accumulated amortization of intangible assets were as follows:

(Stated in millions)

	2009			2008		
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Software	**$ 339**	**$262**	**$ 77**	$ 337	$233	$104
Technology	**527**	**163**	**364**	465	117	348
Customer Relationships	**355**	**80**	**275**	345	56	289
Other	**121**	**51**	**70**	124	45	79
	$1,342	**$556**	**$786**	$1,271	$451	$820

Amortization expense was $114 million in 2009, $124 million in 2008 and $124 million in 2007.

The weighted average amortization period for all intangible assets is approximately 12 years.

Amortization expense for the subsequent five years is estimated to be as follows: 2010 – $109 million, 2011 – $101 million, 2012 – $96 million, 2013 – $77 million and 2014 – $72 million.

11. Long-term Debt and Debt Facility Agreements

Series A Convertible Debentures

During 2003, Schlumberger Limited issued $975 million aggregate principal amount of 1.5% Series A Convertible Debentures due June 1, 2023. The Series A debentures were convertible, at the holders' option, into shares of common stock of Schlumberger Limited at a conversion rate of 27.651 shares for each $1,000 of principal amount (equivalent to an initial conversion price of $36.165 per share).

During 2007, $622 million of the Series A debentures were converted into 17.2 million shares of Schlumberger common stock. During 2008, all of the remaining $353 million of outstanding Series A debentures were converted into 9.8 million shares of Schlumberger common stock.

Series B Convertible Debentures

During 2003, Schlumberger Limited issued $450 million aggregate principal amount of 2.125% Series B Convertible Debentures due June 1, 2023. The Series B debentures are convertible, at the holders' option, into shares of common stock of Schlumberger Limited. Holders of the Series B debentures may convert their debentures into common stock at a conversion rate of 25.000 shares for each $1,000 of principal (equivalent to an initial conversion price of $40.00 per share). The conversion rate may be adjusted for certain events, but it will not be adjusted for accrued interest.

On or after June 6, 2010, Schlumberger may redeem for cash all or part of the debentures, upon notice to the holders, at the redemption prices of 100% of the principal amount of the debentures, plus accrued and unpaid interest to the date of redemption. On June 1, 2010, June 1, 2013 and June 1, 2018, holders may require Schlumberger to repurchase their Series B debentures. The repurchase price will be 100% of the principal amount of the debentures plus accrued and unpaid interest to the repurchase date. The repurchase price for repurchases on June 1, 2010 will be paid in cash. On the other repurchase dates, Schlumberger may choose to pay the repurchase price in cash or common stock or any combination of cash and common stock. In addition, upon the occurrence of a Fundamental Change (defined as a change in control or a termination of trading of Schlumberger's common stock), holders may require Schlumberger to repurchase all or a portion of their debentures for an amount equal to 100% of the principal amount of the debentures plus accrued and unpaid interest to the repurchase date. The repurchase price may be paid in cash, Schlumberger common stock (or if Schlumberger is not the surviving entity in a merger, the securities of the surviving entity) or a combination of cash and the applicable securities, at Schlumberger's option. The applicable securities will be valued at 99% of their market price.

Schlumberger's option to pay the repurchase price with securities is subject to certain conditions. The debentures will mature on June 1, 2023 unless earlier redeemed or repurchased.

During 2008 and 2007, $95 million and $34 million of the Series B debentures were converted into 2.4 million and 0.9 million shares of Schlumberger common stock, respectively.

There were $321 million of the Series B debentures outstanding at both December 31, 2009 and December 31, 2008. The fair value of the Series B debentures at December 31, 2009 and December 31, 2008 was $527 million and $398 million, respectively, and was based on quoted market prices.

Other Long-term Debt

Other Long-term Debt consists of the following:

(Stated in millions) As at December 31,	2009	2008
5.25% Guaranteed Notes due 2013	**$ 727**	$ 714
6.5% Notes due 2012	**649**	647
5.875% Guaranteed Bonds due 2011	**362**	355
4.50% Guaranteed Notes due 2014	**1,449**	–
3.00% Guaranteed Notes due 2013	**449**	–
5.14% Guaranteed Notes due 2010	**–**	203
Commercial paper borrowings	**358**	771
Other variable rate debt	**360**	682
	4,354	3,372
Fair value adjustment – hedging	**1**	–
	$4,355	$3,372

The fair value adjustment presented above represents changes in the fair value of the portion of Schlumberger's fixed rate debt that is hedged through the use of interest rate swaps.

During the third quarter of 2009, Schlumberger issued $450 million of 3.00% Guaranteed Notes due 2013.

During the first quarter of 2009, Schlumberger entered into a €3.0 billion Euro Medium Term Note program. This program provides for the issuance of various types of debt instruments such as fixed or floating rate notes in euro, US dollar or other currencies. Schlumberger issued €1.0 billion 4.50% Guaranteed Notes due 2014 in the first quarter of 2009 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%.

In September 2008, Schlumberger issued €500 million 5.25% Guaranteed Notes due 2013. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.74%.

Commercial paper borrowings outstanding at December 31, 2009 and 2008 include certain notes issued in currencies other than the US dollar which were swapped for US dollars and pounds sterling on the date of issue until maturity. Commercial paper borrowings are classified as long-term debt to the extent of their backup by available and unused committed credit facilities maturing in more than one year and to the extent it is Schlumberger's intent to maintain these obligations for longer than one year.

At December 31, 2009, Schlumberger had separate committed debt facility agreements aggregating $3.8 billion with commercial banks, of which $2.8 billion was available and unused. This included $2.5 billion of committed facilities which support commercial paper programs in the United States and Europe, and mature in April 2012. Interest rates and other terms of borrowing under these lines of credit vary from country to country. Borrowings under the commercial paper programs at December 31, 2009 were $0.4 billion ($1.1 billion at December 31, 2008). At December 31, 2008 $0.4 billion of the commercial paper borrowings were classified within *Long-term debt – current portion* in the *Consolidated Balance Sheet.*

A summary of *Other Long-term Debt* by currency, analyzed by Bonds and Notes, Commercial Paper (CP) and Other, at December 31 follows. As described in further detail above, the currencies are presented after taking into account currency swaps entered into on the date of issuance until maturity.

(Stated in millions)

	2009				**2008**			
	Bonds and Notes	**CP**	**Other**	**Total**	**Bonds and Notes**	**CP**	**Other**	**Total**
US dollar	**$3,274**	**$ –**	**$ 59**	**$3,333**	$1,361	$525	$188	$2,074
Euro	**362**	**135**	**231**	**728**	355	–	106	461
Pound sterling	**–**	**223**	**51**	**274**	–	246	46	292
Norwegian kroner	**–**	**–**	**19**	**19**	–	–	342	342
Canadian dollar	**–**	**–**	**–**	**–**	203	–	–	203
	$3,636	**$358**	**$360**	**$4,354**	$1,919	$771	$682	$3,372

The weighted average interest rate on variable rate debt as of December 31, 2009 was 1.7%.

Other Long-term Debt as of December 31, 2009, is due as follows: $656 million in 2011, $1.024 billion in 2012, $1.196 billion in 2013 and $1.478 billion in 2014.

The fair value of Schlumberger's *Other Long-term Debt* at December 31, 2009 and December 31, 2008 was $4.6 billion and $3.4 billion, respectively, and was estimated based on quoted market prices.

12. Derivative Instruments and Hedging Activities

Schlumberger is exposed to market risks related to fluctuations in foreign currency exchange rates, commodity prices and interest rates. To mitigate these risks, Schlumberger utilizes derivative instruments. Schlumberger does not enter into derivatives for speculative purposes.

Foreign Currency Exchange Rate Risk

As a multinational company, Schlumberger conducts its business in approximately 80 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 80% of Schlumberger's revenue in 2009 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens (strengthens) in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar – reported expenses will increase (decrease).

Schlumberger is exposed to risks on future cash flows to the extent that local currency expenses exceed revenues denominated in local currency that are other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to provide a hedge against a portion of these cash flow risks. These contracts are accounted for as cash flow hedges, with the effective portion of changes in the fair value of the hedge recorded on the *Consolidated Balance Sheet* and in *Other Comprehensive Income (Loss).* Amounts recorded in *Other Comprehensive Income (Loss)* are reclassified into earnings in the same period or periods that the hedged item is recognized in earnings. The ineffective portion of changes in the fair value of hedging instruments, if any, is recorded directly to earnings.

At December 31, 2009, Schlumberger recognized a cumulative net $40 million gain in *Accumulated other comprehensive loss* relating to revaluation of foreign currency forward contracts and foreign currency options designated as cash flow hedges, the majority of which is expected to be reclassified into earnings within the next twelve months.

Schlumberger is also exposed to changes in the fair value of assets and liabilities, including certain of its long-term debt, which are denominated in currencies other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to hedge this exposure as it relates to certain currencies. These contracts are accounted for as fair value hedges with the fair value of the contracts recorded on the *Consolidated Balance Sheet* and changes in the fair value recognized in the *Consolidated Statement of Income* along with the change in fair value of the hedged item.

At December 31, 2009, contracts were outstanding for the US dollar equivalent of $4.3 billion in various foreign currencies.

Commodity Price Risk

Schlumberger is exposed to the impact of market fluctuations in the price of certain commodities, such as metals and fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecasted metal purchases. The objective of these contracts is to reduce the variability of cash flows associated with the forecasted purchase of those commodities. These contracts do not qualify for hedge accounting treatment and therefore, changes in the fair value of the forward contracts are recorded directly to earnings.

At December 31, 2009, $4 million of commodity forward contracts were outstanding.

Interest Rate Risk

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and interest rate swaps to mitigate the exposure to changes in interest rates.

During the third quarter of 2009, Schlumberger entered into interest rate swaps relating to two of its debt instruments. The first swap was for a notional amount of $600 million in order to hedge a portion of the changes in fair value of Schlumberger's $650 million 6.50% Notes due 2012. Under the terms of this swap agreement, Schlumberger will receive interest at a fixed rate of 6.5% semi-annually and will pay interest semi-annually at a floating rate of one-month LIBOR plus a spread of 4.84%. The second swap was for a notional amount of $450 million in order to hedge changes in the fair value of Schlumberger's $450 million 3.00% Notes due 2013. Under the terms of this swap, Schlumberger will receive interest at a fixed rate of 3.00% annually and will pay interest quarterly at a floating rate of three-month LIBOR plus a spread of 0.765%.

These interest rate swaps are designated as fair value hedges of the underlying debt. These derivative instruments are marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on changes in the fair value of the hedged debt. This results in no net gain or loss being recognized in the *Consolidated Statement of Income*.

At December 31, 2009, Schlumberger had fixed rate debt aggregating approximately $3.2 billion and variable rate debt aggregating approximately $2.3 billion, after taking into account the effects of the interest rate swaps.

The fair values of outstanding derivative instruments are summarized as follows:

(Stated in millions)

	Fair Value of Derivatives		Classification
Derivative assets	**Dec. 31 2009**	**Dec. 31 2008**	
Derivative designated as hedges:			
Foreign exchange contracts	$ 14	$ 62	*Other current assets*
Foreign exchange contracts	81	3	*Other Assets*
	$ 95	$ 65	
Derivative not designated as hedges:			
Commodity contracts	$ 1	$ –	*Other current assets*
Foreign exchange contracts	11	30	*Other current assets*
Foreign exchange contracts	28	8	*Other Assets*
	$ 40	$ 38	
	$135	$103	
Derivative Liabilities			
Derivative designated as hedges:			
Foreign exchange contracts	$ 15	$148	*Accounts payable and accrued liabilities*
Foreign exchange contracts	51	53	*Other Liabilities*
	$ 66	$201	
Derivative not designated as hedges:			
Commodity contracts	$ 3	$ 4	*Accounts payable and accrued liabilities*
Foreign exchange contracts	–	5	*Accounts payable and accrued liabilities*
Foreign exchange contracts	25	–	*Other Liabilities*
	$ 28	$ 9	
	$ 94	$210	

The fair value of all outstanding derivatives is determined using a model with inputs that are observable in the market or can be derived from or corroborated by observable data.

The effect of derivative instruments designated as fair value hedges and not designated as hedges on the *Consolidated Statement of Income* was as follows:

(Stated in millions)

	Gain/(Loss) Recognized in Income		
	2009	**2008**	**Classification**
Derivatives designated as fair value hedges:			
Foreign exchange contracts	$105	$(122)	*Cost of revenue*
Interest rate swaps	6	–	*Interest expense*
	$111	$(122)	
Derivatives not designated as hedges:			
Foreign exchange contracts	$ 32	$ (11)	*Cost of revenue*
Commodity contracts	2	(6)	*Cost of revenue*
	$ 34	$ (17)	

The effect of derivative instruments in cash flow hedging relationships on income and other comprehensive income (OCI) was as follows:

(Stated in millions)

	Gain (Loss) Reclassified from Accumulated OCI into Income		
	2009	2008	Classification
Foreign exchange contracts	$ 95	$ (19)	*Cost of revenue*
Foreign exchange contracts	(15)	5	*Research & engineering*
	$ 80	$ (14)	

(Stated in millions)

	Gain (Loss) Recognized in OCI	
	2009	2008
Foreign exchange contracts	$223	$(149)

13. Stockholders' Equity

Schlumberger is authorized to issue 3,000,000,000 shares of common stock, par value $0.01 per share, of which 1,194,812,901 and 1,194,100,845 shares were outstanding on December 31, 2009 and 2008, respectively. Schlumberger is also authorized to issue 200,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in series with terms and conditions determined by the Board of Directors. No shares of preferred stock have been issued. Holders of common stock are entitled to one vote for each share of stock held.

The following is a reconciliation of *Accumulated Other Comprehensive Income (Loss)*:

(Stated in millions)

	Accumulated Other Comprehensive Income (Loss)			
	Currency Translation Adjustments	Fair Value of Derivatives	Deferred Employee Benefits Liabilities	Total
Balance, January 1, 2007	$(788)	$ 21	$ (402)	$(1,169)
Currency translation adjustments	(33)			(33)
Changes in fair value of derivatives		11		11
Amortization of prior service cost			(20)	(20)
Amortization of actuarial net loss			56	56
Unrecognized prior service cost arising in the year			(32)	(32)
Actuarial net gains arising in the year			120	120
Deferred taxes			(106)	(106)
Balance, December 31, 2007	(821)	32	(384)	(1,173)
Currency translation adjustments	(82)			(82)
Changes in fair value of derivatives		(135)		(135)
Amortization of prior service cost			(20)	(20)
Amortization of actuarial net loss			34	34
Unrecognized prior service cost arising in the year			(1,077)	(1,077)
Actuarial net losses arising in the year			(725)	(725)
Deferred taxes			277	277
Balance, December 31, 2008	(903)	(103)	(1,895)	(2,901)
Currency translation adjustments	17			17
Changes in fair value of derivatives		143		143
Amortization of prior service cost			97	97
Amortization of actuarial net loss			32	32
Impact of curtailment			96	96
Unrecognized prior service cost arising in the year			27	27
Actuarial net losses arising in the year			(237)	(237)
Deferred taxes			52	52
Balance, December 31, 2009	$(886)	$ 40	$(1,828)	$(2,674)

14. Stock Compensation Plans

Schlumberger has three types of stock-based compensation programs: stock options, a restricted stock and restricted stock unit program (collectively referred to as "restricted stock") and a discounted stock purchase plan ("DSPP").

Stock Options

Key employees are granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price equals the average of the high and low sales prices of Schlumberger stock on the date of grant; an option's maximum term is generally ten years, and options generally vest in increments over four or five years. The gain on the awards granted during the period from July 2003 to January 2006 is capped at 125% of the exercise price. Awards granted subsequent to January 2006 do not have a cap on any potential gain and generally vest in increments over five years.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and resulting weighted-average fair value per share:

	2009	2008	2007
Dividend yield	**1.2%**	1.0%	1.1%
Expected volatility	**34%**	31%	33%
Risk free interest rate	**2.2%**	3.2%	4.7%
Expected option life in years	**6.9**	7.0	6.9
Weighted-average fair value per share	**$13.92**	$29.33	$25.94

The following table summarizes information concerning outstanding and options exercisable by five ranges of exercise prices as of December 31, 2009:

(Shares stated in thousands)

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Exercise prices range	**Options Outstanding**	**Weighted-average remaining contractual life (in years)**	**Weighted-average exercise price**	**Options Exercisable**	**Weighted-average exercise price**
$19.035-$32.455	7,081	3.15	$28.35	7,081	$28.35
$32.618-$37.845	8,300	7.92	$36.79	2,038	$33.56
$38.532-$54.235	9,431	5.45	$50.48	6,644	$50.11
$56.605-$73.995	5,129	7.27	$60.69	1,757	$60.88
$84.930-$110.775	5,559	8.05	$88.56	1,153	$89.96
	35,500	6.24	$50.30	18,673	$43.53

The weighted average remaining contractual life of stock options exercisable as of December 31, 2009 was 4.47 years.

The following table summarizes stock option activity during the years ended December 31, 2009, 2008 and 2007:

(Shares stated in thousands)

	2009		2008		2007	
	Shares	**Weighted-average exercise price**	**Shares**	**Weighted-average exercise price**	**Shares**	**Weighted-average exercise price**
Outstanding at beginning of year	**32,301**	**$50.36**	35,719	$ 41.02	48,679	$ 36.36
Granted	**7,981**	**$40.87**	5,422	$ 84.95	4,399	$ 66.48
Exercised	**(3,851)**	**$29.00**	(5,444)	$ 32.69	(13,789)	$ 34.89
Forfeited	**(931)**	**$58.82**	(3,396)	$ 42.68	(3,570)	$ 31.74
Outstanding at year-end	**35,500**	**$50.30**	32,301	$ 50.36	35,719	$ 41.02

The aggregate intrinsic value of stock options outstanding as of December 31, 2009 was approximately $660 million. The aggregate intrinsic value of stock options exercisable as of December 31, 2009 was approximately $430 million.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was $103 million, $119 million and $607 million, respectively.

Restricted Stock

Schlumberger began granting restricted stock in 2006. Restricted stock awards generally vest at the end of three years, with the exception of certain grants which vest over a two-year period with a subsequent two-year holding period. There have not been any grants to date that are subject to performance-based vesting.

The following table summarizes information about restricted stock transactions:

(Shares stated in thousands)

	2009		2008		2007	
	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at beginning of year	**1,701**	**$66.49**	885	$65.14	637	$65.21
Granted	**304**	**48.14**	863	68.04	286	64.71
Vested	**(580)**	**65.15**	(18)	65.35	–	–
Forfeited	**(82)**	**69.23**	(29)	72.44	(38)	63.12
Unvested at end of year	**1,343**	**$62.75**	1,701	$66.49	885	$65.14

Discounted Stock Purchase Plan

Under the terms of the DSPP, employees can choose to have a portion of their earnings withheld, subject to certain restrictions, to purchase Schlumberger common stock. The purchase price of the stock is 92.5% of the lower of the stock price at the beginning or end of the plan period at six-month intervals.

The fair value of the employees' purchase rights under the DSPP was estimated using the Black-Scholes model with the following assumptions and resulting weighted average fair value per share:

	2009	2008	2007
Dividend yield	**1.1%**	0.9%	0.9%
Expected volatility	**44%**	34%	34%
Risk free interest rate	**0.3%**	2.7%	5.0%
Weighted average fair value per share	**$9.76**	$17.21	$11.52

Total Stock-based Compensation Expense

The following summarizes stock-based compensation expense recognized in income:

(Stated in millions)

	2009	2008	2007
Stock options	**$118**	$111	$ 94
Restricted stock	**32**	31	19
DSPP	**36**	30	23
	$186	$172	$136

At December 31, 2009, there was $275 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements. Approximately $107 million is expected to be recognized in 2010, $88 million is expected to be recognized in 2011, $56 million in 2012, $21 million in 2013 and $3 million in 2014.

15. Income Tax Expense

Schlumberger operates in more than 100 jurisdictions, where statutory tax rates generally vary from 0% to 50%.

Income from Continuing Operations before taxes which were subject to United States and non-United States income taxes for each of the three years ended December 31, was as follows:

(Stated in millions)

	2009	2008	2007
United States	**$ 86**	$1,432	$1,754
Outside United States	**3,848**	5,420	4,871
Pretax income	**$3,934**	$6,852	$6,625

Schlumberger recorded $238 million of pretax charges in 2009 ($73 million in the US and $165 million outside the US) and $116 million in 2008 ($15 million in the US and $101 million outside the US). Schlumberger recorded a pretax credit outside the US of $25 million in 2007. These charges and credits are included in the table above and are more fully described in Note 3 – *Charges and Credits*.

The components of net deferred tax assets were as follows:

(Stated in millions)

	2009	2008
Postretirement benefits	**$ 447**	$ 556
Multiclient seismic data	**104**	121
Intangible assets	**(122)**	(106)
Other, net	**101**	178
	$ 530	$ 749

The above deferred tax assets at December 31, 2009 and 2008 are net of valuation allowances relating to net operating losses in certain countries of $251 million and $197 million, respectively. The deferred tax assets are also net of valuation allowances relating to a capital loss carryforward of $17 million at December 31, 2009 ($140 million at December 31, 2008) which expires in 2010 and a foreign tax credit carryforward of $30 million at December 31, 2009 ($49 million at December 31, 2008) which expires in 2012.

The components of *Taxes on income* were as follows:

(Stated in millions)

	2009	2008	2007
Current:			
United States – Federal	**$(191)**	$ 453	$ 538
United States – State	**(6)**	34	54
Outside United States	**594**	949	834
	$ 397	$1,436	$1,426
Deferred:			
United States – Federal	**$ 247**	$ 23	$ (3)
United States – State	**13**	1	8
Outside United States	**86**	(12)	38
Valuation allowance	**27**	(18)	(21)
	$ 373	$ (6)	$ 22
Consolidated taxes on income	**$ 770**	$1,430	$1,448

A reconciliation of the United States statutory federal tax rate (35%) to the consolidated effective tax rate is:

	2009	2008	2007
US statutory federal rate	**35%**	35%	35%
US state income taxes	**–**	1	1
Non-US income taxed at different rates	**(16)**	(13)	(12)
Effect of equity method investment	**–**	(1)	(1)
Charges	**1**	–	–
Other	**–**	(1)	(1)
Effective income tax rate	**20%**	21%	22%

Schlumberger conducts business in more than 100 jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Due to the geographic breadth of the Schlumberger operations, numerous tax audits may be ongoing throughout the world at any point in time. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the period in which such resolution occurs.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions for the years ended December 31, 2009, 2008 and 2007 is as follows:

(Stated in millions)

	2009	2008	2007
Balance at beginning of year	**$ 877**	$ 858	$730
Additions based on tax positions related to the current year	**178**	223	187
Additions for tax positions of prior years	**36**	19	16
Impact of changes in exchange rates	**39**	(72)	21
Settlements with tax authorities	**(16)**	(20)	(8)
Reductions for tax positions of prior years	**(68)**	(111)	(55)
Reductions due to the lapse of the applicable statute of limitations	**(20)**	(20)	(33)
Balance at end of year	**$1,026**	$ 877	$858

The amounts above exclude accrued interest and penalties of $168 million, $136 million and $130 million at December 31, 2009, 2008 and 2007 respectively. All of the unrecognized tax benefits, if recognized, would impact the Schlumberger effective tax rate.

Schlumberger classifies interest and penalties relating to uncertain tax positions within *Taxes on income* in the *Consolidated Statement of Income*. During 2009, 2008 and 2007, Schlumberger recognized approximately $32 million, $25 million and $36 million in interest and penalties, respectively.

The following table summarizes the tax years that are either currently under audit or remain open and subject to examination by the tax authorities in the most significant jurisdictions in which Schlumberger operates:

Brazil	2004 – 2009
Canada	2002 – 2009
Mexico	2004 – 2009
Russia	2006 – 2009
Saudi Arabia	2003 – 2009
United Kingdom	2006 – 2009
United States	2005 – 2009

In certain of the jurisdictions noted above, Schlumberger operates through more than one legal entity, each of which has different open years subject to examination. The table above presents the open years subject to examination for the most material of the legal entities in each jurisdiction. Additionally, it is important to note that tax years are technically not closed until the statute of limitations in each jurisdiction expires. In the jurisdictions noted above, the statute of limitations can extend beyond the open years subject to examination.

16. Leases and Lease Commitments

Total rental expense was $1.0 billion in 2009, $1.1 billion in 2008, and $913 million in 2007. Future minimum rental commitments under noncancelable operating leases for each of the next five years are as follows:

(Stated in millions)	
2010	$ 247
2011	187
2012	126
2013	78
2014	62
Thereafter	258
	$ 958

17. Contingencies

In 2007, Schlumberger received an inquiry from the United States Department of Justice ("DOJ") related to the DOJ's investigation of whether certain freight forwarding and customs clearance services of Panalpina, Inc., and other companies provided to oil and oilfield service companies, including Schlumberger, violated the Foreign Corrupt Practices Act. Schlumberger is cooperating with the DOJ and is currently continuing its own investigation with respect to these services.

In 2009, Schlumberger learned that United States officials began a grand jury investigation and an associated regulatory inquiry, both related to certain Schlumberger operations in specified countries that are subject to United States trade and economic sanctions. Schlumberger is cooperating with the governmental authorities and is currently unable to predict the outcome of these matters.

Schlumberger and its subsidiaries are party to various other legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. At this time the ultimate disposition of these proceedings is not determinable and therefore, it is not possible to estimate the amount of loss or range of possible losses that might result from an adverse judgment or settlement in any of these matters. However, in the opinion of management, any liability that might ensue would not be material in relation to Schlumberger's consolidated liquidity, financial position or future results of operations.

18. Segment Information

Schlumberger operates two business segments: Oilfield Services and WesternGeco.

The Oilfield Services segment falls into four clearly defined economic and geographical areas and is evaluated on the following basis: North America, Latin America, Europe including the CIS and Africa, and Middle East & Asia. The Oilfield Services segment provides virtually all exploration and production services required during the life of an oil and gas reservoir.

The WesternGeco segment provides comprehensive worldwide reservoir imaging, monitoring and development services with extensive seismic crews and data processing centers, as well as a large multiclient seismic library. Services range from 3D and time-lapse (4D) seismic surveys to multi-component surveys for delineating prospects and reservoir management.

Financial information for the years ended December 31, 2009, 2008 and 2007, by segment, is as follows:

(Stated in millions)

	2009				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditure
OFS					
North America	$ 3,707	$ 216	$ 2,264	$ 433	$ 272
Latin America	4,225	753	3,117	261	393
Europe/CIS/Africa	7,150	1,707	4,603	653	824
Middle East & Asia	5,234	1,693	3,162	531	417
Elims/Other	202	(43)	1,630	1	21
	20,518	4,326	14,776	1,879	1,927
WESTERNGECO	2,122	326	3,065	566	463
Goodwill and Intangible assets			6,091		
All other assets			1,873		
Corporate	62	(344)	7,660	31	5
Interest income		52			
Interest expense		(188)			
Charges & credits		(238)			
	$22,702	$3,934	$33,465	$2,476	$2,395

(Stated in millions)

	2008				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditure
OFS					
North America	$ 5,914	$1,371	$ 2,728	$ 433	$ 750
Latin America	4,230	858	2,529	223	414
Europe/CIS/Africa	8,180	2,244	4,410	600	988
Middle East & Asia	5,724	2,005	3,503	496	762
Elims/Other	234	27	2,014	(9)	128
	24,282	6,505	15,184	1,743	3,042
WESTERNGECO	2,838	836	2,956	518	680
Goodwill and Intangible assets			6,009		
All other assets			1,914		
Corporate	43	(268)	6,031	8	1
Interest income		112			
Interest expense		(217)			
Charges & credits		(116)			
	$27,163	$6,852	$32,094	$2,269	$3,723

(Stated in millions)

	2007				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditure
OFS					
North America	$ 5,345	$1,537	$ 2,369	$ 367	$ 591
Latin America	3,295	755	1,951	185	292
Europe/CIS/Africa	6,602	1,885	3,489	451	920
Middle East & Asia	4,869	1,707	2,874	393	772
Other	195	75	1,706	5	(18)
	20,306	5,959	12,389	1,401	2,557
WESTERNGECO	2,963	1,060	2,650	546	359
Goodwill and Intangible assets			6,045		
All other assets			1,748		
Corporate	8	(311)	5,021	7	15
Interest income		160			
Interest expense		(268)			
Charges and credits		25			
	$23,277	$6,625	$27,853	$1,954	$2,931

Oilfield Services Other include certain headquarter administrative costs which are not allocated geographically, manufacturing and certain other operations, and other cost and income items maintained at the Oilfield Services level.

Corporate and Other is comprised principally of corporate expenses as well as interest income and interest expense not allocated to the segments in addition to interest on postretirement medical benefits, stock-based compensation costs and certain other nonoperating expenses. Corporate assets consist of cash, short-term investments, fixed income investments, held to maturity and investments in affiliates.

Segments assets consist of receivables, inventories, fixed assets and multiclient seismic data.

During each of the three years ended December 31, 2009, no single customer exceeded 10% of consolidated revenue.

Schlumberger did not have revenue from third-party customers in its country of domicile during the last three years. Revenue in the United States in 2009, 2008 and 2007 was $3.7 billion, $5.9 billion and $5.6 billion, respectively.

Interest income excludes amounts which are included in the segments' income (2009 – $10 million: 2008 – $7 million; 2007 – $2 million).

Interest expense excludes amounts which are included in the segments' income (2009 – $33 million; 2008 – $30 million; 2007 – $7 million).

Depreciation & Amortization includes multiclient seismic data costs.

19. Pension and Other Benefit Plans

Pension Plans

Schlumberger sponsors several defined benefit pension plans that cover substantially all U.S. employees hired prior to October 1, 2004. The benefits are based on years of service and compensation, on a career-average pay basis.

In addition to the United States defined benefit pension plans, Schlumberger sponsors several other international defined benefit pension plans. The most significant of these international plans are the International Staff Pension Plan, which was converted from a defined contribution plan to a defined benefit pension plan during the fourth quarter of 2008, and the UK pension plan (collectively, the "International plans"). The International Staff Pension Plan covers certain international employees and is based on years of service and compensation on a career-average pay basis. The UK plan covers employees hired prior to April 1, 1999, and is based on years of service and compensation, on a final salary basis.

The weighted-average assumed discount rate, compensation increases and the expected long-term rate of return on plan assets used to determine the net pension cost for the US and International plans were as follows:

	US			International		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Discount rate	**6.94%**	6.50%	6.00%	**6.81%**	5.80%	5.20%
Compensation increases	**4.00%**	4.00%	4.00%	**4.93%**	4.90%	4.50%
Return on plan assets	**8.50%**	8.50%	8.50%	**8.35%**	8.00%	8.00%

Net pension cost for 2009, 2008 and 2007 included the following components:

(Stated in millions)

	US			International		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Service cost – benefits earned during the period	**$ 52**	$ 56	$ 58	**$ 67**	$ 33	$ 35
Interest cost on projected benefit obligation	**143**	130	120	**189**	58	52
Expected return on plan assets	**(166)**	(162)	(147)	**(181)**	(75)	(67)
Amortization of net loss	**29**	13	26	**–**	11	18
Amortization of prior service cost	**5**	7	7	**117**	1	–
	63	44	64	**192**	28	38
Curtailment charge	**32**	–	–	**98**	–	–
	$ 95	$ 44	$ 64	**$ 290**	$ 28	$ 38

Due to the actions taken by Schlumberger to reduce its global workforce (See Note 3 – *Charges and Credits*), Schlumberger experienced a significant reduction in the expected aggregate years of future service of its employees in certain of its pension plans and its postretirement medical plan. Accordingly, Schlumberger recorded a curtailment charge of $136 million during the second quarter of 2009 ($130 million relating to the pension plans and $6 million relating to the postretirement medical plan). The curtailment charge includes recognition of the change in benefit obligations as well as a portion of the previously unrecognized prior service costs, reflecting the reduction in expected future service for the impacted plans. As a result of the curtailment, Schlumberger performed a remeasurement of the impacted plans using a discount rate of 7.25% (as compared to 6.50% at December 31, 2008). All other significant assumptions were unchanged from December 31, 2008 measurement date.

As the International Staff Pension Plan was converted to a defined benefit pension plan during the fourth quarter of 2008, the net pension cost for this plan was not significant in 2008.

The weighted-average assumed discount rate and compensation increases used to determine the projected benefit obligations for the US and International plans were as follows:

	US		International	
	2009	**2008**	**2009**	**2008**
Discount rate	**6.00%**	6.50%	**5.89%**	6.48%
Compensation increases	**4.00%**	4.00%	**4.93%**	4.80%

The changes in the projected benefit obligation, plan assets and funded status of the plans were as follows:

(Stated in millions)	US		International	
	2009	2008	2009	2008
Change in Projected Benefit Obligations				
Projected benefit obligation at beginning of year	**$2,150**	$2,030	**$2,767**	$1,063
Service cost	**52**	56	**67**	33
Interest cost	**143**	131	**189**	58
Contributions by plan participants	**–**	–	**61**	2
Actuarial losses/(gains)	**191**	33	**449**	(218)
Currency effect	**–**	–	**69**	(257)
Benefits paid	**(110)**	(100)	**(97)**	(28)
Impact of Curtailment	**13**	–	**(3)**	–
Impact of International Staff Pension Plan	**–**	–	**–**	2,114
Other	**–**	–	**16**	–
Projected benefit obligation at end of year	**$2,439**	$2,150	**$3,518**	$2,767
Change in Plan Assets				
Plan assets at fair value at beginning of year	**$1,490**	$2,170	**$1,913**	$ 977
Actual return/(loss) on plan assets	**358**	(572)	**444**	(103)
Currency effect	**–**	–	**69**	(259)
Company contributions	**516**	2	**586**	288
Contributions by plan participants	**–**	–	**61**	2
Benefits paid	**(110)**	(100)	**(97)**	(28)
Impact of International Staff Pension Plan	**–**	–	**–**	1,037
Other	**–**	(10)	**–**	(1)
Plan assets at fair value at end of year	**$2,254**	$1,490	**$2,976**	$1,913
Funded status	**$ (185)**	$ (660)	**$ (542)**	$ (854)
Amounts Recognized in Balance Sheet				
Other Assets	**$ –**	$ –	**$ –**	$ 23
Postretirement Benefits	**(185)**	(660)	**(542)**	(877)
Net amount recognized	**$ (185)**	$ (660)	**$ (542)**	$ (854)
Amounts Recognized in Accumulated Other Comprehensive Income				
Actuarial losses	**$ 833**	$ 877	**$ 335**	$ 141
Prior service cost	**36**	46	**881**	1,080
	$ 869	$ 923	**$1,216**	$1,221
Accumulated benefit obligation	**$2,226**	$1,972	**$3,257**	$2,317

The funded status position represents the difference between the plan assets and the projected benefit obligation ("PBO"). The PBO represents the actuarial present value of benefits based on employee service and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation, but does not include an assumption about future compensation levels.

The weighted-average allocation of plan assets and the target allocation by asset category are as follows:

	US			International		
	Target	2009	2008	Target	2009	2008
Equity securities	**50 – 60%**	**48%**	57%	**55 – 70%**	**59%**	64%
Debt securities	**28 – 38**	**38**	33	**20 – 35**	**32**	28
Cash and cash equivalents	**–**	**8**	1	**–**	**4**	2
Other investments	**0 – 12**	**6**	9	**0 – 10**	**5**	6
	100%	**100%**	100%	**100%**	**100%**	100%

Schlumberger's investment policy includes various guidelines and procedures designed to ensure that assets are prudently invested in a manner necessary to meet the future benefit obligation of the pension plans. The policy does not permit the direct investment of plan assets in any Schlumberger security. Schlumberger's investment horizon is long-term and accordingly the target asset allocations encompass a strategic, long-term perspective of capital markets, expected risk and return behavior and perceived future economic conditions. The key investment principles of diversification, assessment of risk and targeting the optimal expected returns for given levels of risk are applied. The target asset allocation is reviewed periodically and is determined based on a

long-term projection of capital market outcomes, inflation rates, fixed income yields, returns, volatilities and correlation relationships. The inclusion of any given asset class in the target asset allocation is considered in relation to its impact on the overall risk/return characteristics as well as its impact on the overall investment return. As part of its strategy, Schlumberger may utilize certain derivative instruments, such as options, futures, swaps and forwards, within the plans to manage risks (currency, interest rate, etc.) or as a substitute for physical securities or to obtain exposure to different markets.

Asset performance is monitored frequently with an overall expectation that plan assets will meet or exceed the weighted index of its target asset allocation and component benchmark over rolling five year periods.

The expected long-term rate of return on assets assumptions reflect the average rate of earnings expected on funds invested or to be invested. The assumptions have been determined by reflecting expectations regarding future rates of return for the portfolio considering the asset allocation and related historical rates of return. The appropriateness of the assumptions is reviewed annually.

The fair value of Schlumberger's pension plan assets at December 31, 2009, by asset category, was as follows:

(Stated in millions)

	US Plan Assets			
	Total	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Observable Inputs (Level Two)	Significant Unobservable Inputs (Level Three)
Asset Catergory:				
Cash and Cash Equivalents	**$ 191**	$ 191	$ –	$ –
Equity Securities :				
U.S.[a]	**710**	710		
International[b]	**355**	280	75	
Debt securities:				
Corporate bonds[c]	**193**		193	
Government and government-related debt securities[d]	**462**	161	301	
Government agency collateralized mortgage obligations and mortgage backed securities[e]	**136**		136	
Other collateralized mortgage obligations and mortgage-backed securities[f]	**71**		71	
Other Investments:				
Private equity[g]	**99**			99
Real estate[h]	**37**			37
Total	**$2,254**	**$1,342**	**$776**	**$136**

(Stated in millions)

	International Plan Assets			
	Total	Quoted Prices in Active Markets for Identical Assets (Level One)	Significant Observable Inputs (Level Two)	Significant Unobservable Inputs (Level Three)
Asset Catergory:				
Cash and Cash Equivalents	**$ 111**	$ 111	$ –	$ –
Equity Securities:				
U.S.(a)	**1,113**	1,113		
International(b)	**643**	643		
Debt securities:				
Corporate bonds(c)	**257**	11	246	
Government and government-related(d)	**492**	378	114	
Government agency collateralized mortgage obligations and mortgage backed securities(e)	**137**	20	117	
Other collateralized mortgage obligations and mortgage-backed securities(f)	**70**		70	
Other Investments:				
Private equity(g)	**87**			87
Real estate(h)	**66**			66
Total	**$2,976**	$2,276	$547	$153

The fair values presented above were determined based on valuation techniques categorized as follows:

- Level one: The use of quoted prices in active markets for identical instruments.
- Level two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.
- Level three: The use of significantly unobservable inputs and that typically require the use of management's estimates of assumptions that market participants would use in pricing.

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the U.S. and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(c) Corporate bonds consist primarily of investment grade bonds from diversified industries.

(d) Government and government-related debt securities are comprised primarily of inflation protected U.S. treasuries and, to a lesser extent, other government-related securities.

(e) Government agency collateralized mortgage obligations and mortgage backed-securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by governmental and quasi-governmental entities.

(f) Other collateralized mortgage obligations and mortgage-backed securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by a private entities.

(g) Private equity includes investments in several fund of funds limited partnerships.

(h) Real estate primarily includes investments in real estate limited partnerships, concentrated in commercial real estate.

The funding policy is to annually contribute amounts that are based upon a number of factors including the actuarial accrued liability, amounts that are deductible for income tax purposes, legal funding requirements and available cash flow. Schlumberger currently anticipates contributing approximately $500 million to $600 million to its defined benefit pension plans in 2010, subject to market and business conditions.

Postretirement Benefits Other than Pensions

Schlumberger and its United States subsidiary provide certain health care benefits to former US employees who have retired.

The actuarial assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the US postretirement medical plan were as follows:

	Benefit Obligation at December 31,		Net Periodic Benefit Cost for the year		
	2009	**2008**	**2009**	**2008**	**2007**
Discount rate	**6.00%**	6.50%	**6.94%**	6.50%	6.00%
Return on plan assets	**–**	–	**8.00%**	8.00%	8.00%
Current medical cost trend rate	**8.00%**	9.00%	**8.00%**	9.00%	9.00%
Ultimate medical cost trend rate	**5.00%**	5.00%	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2015**	2015	**2015**	2012	2011

The net periodic benefit cost for the US postretirement medical plan included the following components:

(Stated in millions)

	2009	**2008**	**2007**
Service cost – benefits earned during the period	**$ 19**	$ 23	$ 22
Interest cost on projected benefit obligation	**56**	52	47
Expected return on plan assets	**(2)**	(3)	(2)
Amortization of prior service credit	**(25)**	(27)	(27)
Amortization of net loss	**3**	10	13
	51	55	53
Curtailment charge	**6**	–	–
	$ 57	$ 55	$ 53

The changes in the accumulated postretirement benefit obligation, plan assets and funded status were as follows:

(Stated in millions)

	2009	**2008**
Change in Accumulated Postretirement Benefit Obligation		
Benefit obligation at beginning of year	**$ 862**	$ 792
Service cost	**19**	23
Interest cost	**56**	53
Contributions by plan participants	**5**	5
Actuarial losses	**67**	22
Benefits paid	**(31)**	(33)
Impact of curtailment	**13**	–
Benefit obligation at end of year	**$ 991**	$ 862
Change in Plan Assets		
Plan assets at fair value at beginning of year	**$ 29**	$ 39
Company contributions	**47**	28
Contributions by plan participants	**5**	5
Benefits paid	**(31)**	(33)
Actual return/(loss) on plan assets	**8**	(10)
Plan assets at fair value at end of year	**58**	$ 29
Funded Status	**$(933)**	$(833)
Amounts Recognized in Accumulated Other Comprehensive Income		
Actuarial losses	**$ 223**	$ 92
Prior service cost	**(56)**	(168)
	$ 167	$ (76)

The underfunded position is included in *Postretirement Benefits* in the *Consolidated Balance Sheet.*

Assumed health care cost trend rates have a significant effect on the amounts reported for the U.S. postretirement medical plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

(Stated in millions)

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost components	$ 13	$ (11)
Effect on accumulated postretirement benefit obligation	$154	$(126)

Other Information

The expected benefits to be paid under the US and International pension plans as well as the postretirement medical plan (which is disclosed net of the annual Medicare Part D subsidy, which ranges from $3 million to $10 million per year) were as follows:

(Stated in millions)

	Pension Benefits		Postretirement
	US	International	Medical Plan
2010	$114	$118	$ 41
2011	117	129	45
2012	121	139	47
2013	125	150	50
2014	129	162	53
2015 – 2019	733	976	309

Included in *Accumulated Other Comprehensive Income* at December 31, 2009 are non-cash pretax charges which have not yet been recognized in net periodic benefit cost. The estimated amounts that will be amortized from the estimated portion of each component of *Accumulated Other Comprehensive Income* which is expected to be recognized as a component of net periodic benefit cost during the year-ending December 31, 2010 is as follows:

(Stated in millions)

	Pension Plans	Postretirement Medical Plan
Net actuarial losses	$ 77	$ 11
Prior service cost / (credit)	$116	$(21)

In addition to providing defined pension benefits and a postretirement medical plan, Schlumberger and its subsidiaries have other deferred benefit programs, primarily profit sharing and defined contribution pension plans. Expenses for these programs were $418 million, $482 million and $408 million in 2009, 2008 and 2007, respectively.

20. Supplementary Information

Cash paid for interest and income taxes was as follows:

(Stated in millions)

	2009	2008	2007
Interest	**$249**	$ 289	$ 269
Income taxes	**$665**	$1,158	$1,127

Accounts payable and accrued liabilities are summarized as follows:

(Stated in millions)

	2009	2008
Payroll, vacation and employee benefits	**$1,047**	$1,126
Trade	**1,793**	1,872
Other	**2,163**	2,320
	$5,003	$5,318

Interest and other income, net includes the following:

(Stated in millions)

	2009	2008	2007
Interest income	**$ 61**	$119	$162
Equity in net earnings of affiliated companies	**209**	293	244
Other	**3**	(10)	25
	$273	$402	$431

Allowance for doubtful accounts is as follows:

(Stated in millions)

	2009	2008	2007
Balance at beginning of year	**$133**	$ 86	$115
Provision	**54**	65	9
Amounts written off	**(27)**	(18)	(38)
Balance at end of year	**$160**	$133	$ 86

Discontinued Operations

During the fourth quarter of 2009, Schlumberger recorded a net $22 million charge related to the resolution of a customs assessment pertaining to its former offshore contract drilling business, as well as the resolution of certain contingencies associated with other previously disposed of businesses. This amount is included in *Income (Loss) from Discontinued Operations* in the *Consolidated Statement of Income*.

During the first quarter of 2008, Schlumberger recorded a gain of $38 million related to the resolution of a contingency associated with a previously disposed of business. This gain is included in *Income (Loss) from Discontinued Operations* in the *Consolidated Statement of Income*.

Subsequent Events

Subsequent events have been evaluated through February 5, 2010, which is the date the financial statements were issued.

Management's Report on Internal Control Over Financial Reporting

The management of Schlumberger Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) of the Securities Exchange Act of 1934, as amended. Schlumberger Limited's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schlumberger Limited management assessed the effectiveness of its internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment Schlumberger Limited management has concluded that, as of December 31, 2009, its internal control over financial reporting is effective based on those criteria.

The effectiveness of Schlumberger Limited's internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Schlumberger Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schlumberger Limited and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Houston, Texas
February 5, 2010

Quarterly Results

(Unaudited)

The following table summarizes Schlumberger's results by quarter for the years ended December 31, 2009 and 2008.

(Stated in millions except per share amounts)

	Revenue	Gross Margin [1,2]	Net Income attributable to Schlumberger [2]	Earnings per share of Schlumberger [2] Basic	Diluted
Quarters-2009					
First	**$ 6,000**	**$1,511**	**$ 938**	**$0.78**	**$0.78**
Second[3]	**5,528**	**1,119**	**613**	**0.51**	**0.51**
Third	**5,430**	**1,309**	**787**	**0.66**	**0.65**
Fourth	**5,744**	**1,367**	**795**	**0.66**	**0.65**
	$22,702	**$5,307**	**$3,134**	**$2.62**	**$2.59**
Quarters-2008					
First	$ 6,290	$ 1,932	$ 1,338	$ 1.12	$ 1.09
Second	6,746	2,137	1,420	1.19	1.16
Third	7,259	2,292	1,526	1.27	1.25
Fourth[4]	6,868	1,835	1,150	0.96	0.95
	$ 27,163	$ 8,195	$ 5,435	$ 4.54	$ 4.45

1. Gross margin equals *Revenue* less *Cost of revenue*.
2. Amounts may not add due to rounding.
3. Net income in the second quarter of 2009 includes after-tax charges of $207 million.
4. Net income in the fourth quarter of 2008 includes after-tax charges of $93 million.

* Mark of Schlumberger

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Schlumberger has carried out an evaluation under the supervision and with the participation of Schlumberger's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of Schlumberger's disclosure controls and procedures. Based upon Schlumberger's evaluation, the CEO and the CFO have concluded that, as of December 31, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Schlumberger files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

There has been no change in Schlumberger's internal control over financial reporting that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, Schlumberger's internal control over financial reporting.

See Management's Report on Internal Control Over Financial Reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance of Schlumberger.

See "Item 4. Submission of Matters to a Vote of Security Holders – Executive Officers of Schlumberger" of this Report for Item 10 information regarding executive officers of Schlumberger. The information under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Director Nominations" and "Corporate Governance – Board Committees – Audit Committee" in Schlumberger's 2010 Proxy Statement is incorporated herein by reference.

Schlumberger has adopted a Code of Ethics that applies to all of it directors, officers and employees, including its principal executive, financial and accounting officers, or persons performing similar functions. Schlumberger's Code of Ethics is posted on its corporate governance website located at www.slb.com/ir. In addition, amendments to the Code of Ethics and any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules will be disclosed on Schlumberger's corporate governance website located at www.slb.com/ir.

Item 11. Executive Compensation.

The information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Compensation Committee Report" and "Director Compensation" in Schlumberger's 2010 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Security Ownership by Certain Beneficial Owners" and "Security Ownership by Management" in Schlumberger's 2010 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information

The table below sets forth the following information as of December 31, 2009 for (1) all compensation plans previously approved by our stockholders and (2) all compensation plans not previously approved by our stockholders.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of such outstanding options, warrants and rights	(c) Number of secutities remaining available for future issuance under equity compensation plans*
Equity compensation plans approved by security holders	36,842,774	$48.47	18,672,633
Equity compensation plans not approved by security holders	N/A	N/A	N/A
	36,842,774	$48.47	18,672,633

* Excluding securities reflected in column (a)

Equity compensation plans approved by Schlumberger stockholders include the Schlumberger 1994 Stock Option Plan, as amended; the Schlumberger 1998 Stock Option Plan, as amended; the Schlumberger 2001 Stock Option Plan, as amended; the Schlumberger 2005 Stock Incentive Plan, as amended; the Schlumberger 2008 Stock Incentive Plan, as amended; the Schlumberger Discounted Stock Purchase Plan and the Schlumberger 2004 Stock and Deferral Plan for Non-Employee Directors.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the captions "Corporate Governance – Director Independence" and "Corporate Governance – Policies and Procedures for Approval of Related Person Transactions" in Schlumberger's 2010 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information under the caption "Appointment of Independent Registered Public Accounting Firm" in Schlumberger's 2010 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

	Page(s)
(1) Financial Statements	
Consolidated Statement of Income for the three years ended December 31, 2009	35
Consolidated Balance Sheet at December 31, 2009 and 2008	36
Consolidated Statement of Cash Flows for the three years ended December 31, 2009	37
Consolidated Statement of Stockholders' Equity for the three years ended December 31, 2009	38 and 39
Notes to Consolidated Financial Statements	40 to 68
Report of Independent Registered Public Accounting Firm	70
Quarterly Results (Unaudited)	71

Financial statements of 20%-50% owned companies accounted for under the equity method and unconsolidated subsidiaries have been omitted because they do not meet the materiality tests for assets or income.

(2) Financial Statement Schedules not required

(3) Exhibits: the exhibits listed in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2010

SCHLUMBERGER LIMITED

By: /s/ HOWARD GUILD
Howard Guild
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title
* Andrew Gould	Director, Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ SIMON AYAT Simon Ayat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ HOWARD GUILD Howard Guild	Chief Accounting Officer (Principal Accounting Officer)
* Philippe Camus	Director
* Jamie S. Gorelick	Director
* Tony Isaac	Director
* Nikolay Kudryavtsev	Director
* Adrian Lajous	Director
* Michael E. Marks	Director
* Leo Rafael Reif	Director
* Tore Sandvold	Director
* Henri Seydoux	Director
* Linda G. Stuntz	Director
/s/ ALEXANDER C. JUDEN *By Alexander C. Juden Attorney-in-Fact	February 5, 2010

INDEX TO EXHIBITS

	Exhibit
Articles of Incorporation of Schlumberger Limited (Schlumberger N.V.), as last amended on April 12, 2006 (incorporated by reference to Exhibit 3.1 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)	3.1
Amended and Restated By-Laws of Schlumberger Limited (Schlumberger N.V.), as last amended on April 21, 2005 (incorporated by reference to Exhibit 3.1 to Schlumberger's Current Report on Form 8-K filed on April 22, 2005)	3.2
Indenture dated as of June 9, 2003, by and between Schlumberger Limited and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to Schlumberger's Registration Statement on Form S-3 filed on September 12, 2003)	4.1
First Supplemental Indenture dated as of June 9, 2003, by and between Schlumberger Limited and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to Schlumberger's Registration Statement on Form S-3 filed on September 12, 2003)	4.2
Schlumberger 1994 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.1 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Schlumberger Limited Supplementary Benefit Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.2 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Schlumberger Limited Restoration Savings Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.3 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Schlumberger 1998 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.4 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Schlumberger 2001 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.5 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Schlumberger 2005 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.6 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Schlumberger Limited 2004 Stock and Deferral Plan for Non-Employee Directors, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.7 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Schlumberger 2008 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.8 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	
Form of Option Agreement, Capped Incentive Stock Option (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.9
Form of Option Agreement, Capped Non-Qualified Stock Option (incorporated by reference to Exhibit 10.2 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.10
Form of Option Agreement, Uncapped Incentive Stock Option (for 2001, 2005 and 2008 stock plans) (+) (*)	10.11

	Exhibit
Form of Option Agreement, Uncapped Non-Qualified Stock Option (for 2001, 2005 and 2008 stock plans) (+) (*)	10.12
Employment Agreement dated January 18, 2007 and effective as of March 1, 2007, between Schlumberger Limited and Jean-Marc Perraud (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on January 22, 2007) (+)	10.13
Employment Agreement dated June 9, 2009 and effective as of May 1, 2009, between Schlumberger Limited and Dalton Boutte (incorporated by reference to Exhibit 10.1 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)	10.14
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on April 22, 2005)	10.15
Subsidiaries (*)	21
Consent of Independent Registered Public Accounting Firm (*)	23
Powers of Attorney (*) dated: January 21, 2010 Philippe Camus Jamie S. Gorelick Andrew Gould Tony Isaac Nikolay Kudryavtsev Adrian Lajous Michael E. Marks Leo Rafael Reif Tore I. Sandvold Henri Seydoux Linda G. Stuntz	24
Certification of Chief Executive Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.1
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.2
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.1
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.2
The following materials from Schlumberger Limited's Annual Report on Form 10-K for the year ended December 31, 2009, formatted in XBRL: (i) Consolidated Statement of Income, (ii) Consolidated Balance Sheet, (iii) Consolidated Statement of Cash Flows, (iv) Consolidated Statement of Equity and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. (*)	101

(*) Exhibits physically filed with this Form 10-K. All other exhibits are incorporated by reference.

(+) Management contracts or compensatory plans or arrangements.

Exhibit 21

Significant Subsidiaries

Listed below are the significant first tier subsidiaries of the Registrant, along with the total number of active subsidiaries directly or indirectly owned by each as of January 1, 2010. Certain second and third tier subsidiaries, though included in the numbers, are also shown by name. Ownership is 100% unless otherwise indicated. The business activities of the subsidiaries have been keyed as follows: (a) Oilfield Services, (b) WesternGeco, (c) General/Multiple Segments.

	U.S.	Non-U.S.
Schlumberger B.V., Netherlands (c)	1(b)	55(a)[1] 20(b)[2] 6(c)
Schlumberger Canada Limited, Ontario (c)		
Schlumberger SA, France (c)		
Services Petroliers Schlumberger, France (a)		
Schlumberger Norge AS (c)		
Schlumberger Antilles N.V., Netherlands Antilles (a)		2(a)
Schlumberger Oilfield Holdings Limited, BVI (c)	1(a)	136(a)[3] 28(b)[4] 11(c)[5]
Schlumberger Holdings Limited, BVI (a)		
Dowell Schlumberger Corporation, BVI (a)		
Schlumberger Middle East S.A., Panama (a)		
Schlumberger Offshore Services Limited, BVI (a)		
Schlumberger Overseas, S.A., Panama (a)		
Schlumberger Seaco, Inc., Panama (a)		
Schlumberger Surenco, S.A., Panama (a)		
Schlumberger Plc, UK (c)		
Schlumberger Oilfield UK Plc, UK (a)		
WesternGeco Limited, UK (b)		
WesternGeco Seismic Holdings Limited, BVI (b)		
Schlumberger Technology Corporation, Texas (c)	8(a)[6] 3(b) 5(c)	1(b)
WesternGeco L.L.C., Delaware (b)		

1 Includes six majority-owned subsidiaries and one 50%-owned subsidiary.
2 Includes one majority-owned subsidiary and one 50%-owned subsidiary.
3 Includes seven majority-owned subsidiaries and four 50%-owned subsidiaries.
4 Includes five majority-owned subsidiaries.
5 Includes one majority-owned subsidiary.
6 Includes one majority-owned subsidiary and one 50%-owned subsidiary.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-86424; 333-62545; 333-36366; 333-36364; 333-67330; 333-104225; 333-115277; 333-124534; and 333-151920), on Form S-3 (No. 333-108730) and on Form S-4 (No. 333-97899) of Schlumberger Limited of our report dated February 5, 2010 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Houston, Texas
February 5, 2010

Exhibit 24

Power of Attorney

Each of the undersigned, in the capacity or capacities set forth below his or her signature as a member of the Board of Directors and/or an officer of Schlumberger Limited, a Netherlands Antilles corporation ("the Corporation"), hereby appoints Simon Ayat, Howard Guild and Alexander C. Juden, or either of them, the attorney or attorneys of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned to execute and file with the Securities and Exchange Commission the Annual Report on Form 10-K under the Securities Exchange Act of 1934 (the "Exchange Act") for the fiscal year ending December 31, 2009, and any amendment or amendments to any such Annual Report on Form 10-K, and any agreements, consents or waivers relative thereto, and to take any and all such other action for and in the name and place and stead of the undersigned as may be necessary or desirable in order to comply with the Exchange Act or the rules and regulations thereunder.

/s/ Philippe Camus
Philippe Camus
Director

/s/ Jamie S. Gorelick
Jamie S. Gorelick
Director

/s/ Andrew Gould
Andrew Gould
Chairman and Chief Executive Officer

/s/ Tony Isaac
Tony Isaac
Director

/s/ Nikolay Kudryavtsev
Nikolay Kudryavtsev
Director

/s/ Adrian Lajous
Adrian Lajous
Director

/s/ Michael E. Marks
Michael E. Marks
Director

/s/ Leo Rafael Reif
Leo Rafael Reif
Director

/s/ Tore Sandvold
Tore Sandvold
Director

/s/ Henri Seydoux
Henri Seydoux
Director

/s/ Linda G. Stuntz
Linda G. Stuntz
Director

Date: January 21, 2010

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Andrew Gould, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2010

/s/ Andrew Gould

Andrew Gould
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Simon Ayat, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2010

/s/ Simon Ayat

Simon Ayat
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrew Gould, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"),

and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 5, 2010

/s/ Andrew Gould

Andrew Gould
Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Simon Ayat, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"),

and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 5, 2010

/s/ Simon Ayat

Simon Ayat
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Board of Directors

Philippe Camus [1,3]
Co-Managing Partner
Société Lagardère
Senior Managing Director
Evercore Partners Inc.
New York, New York

Jamie S. Gorelick [2,3]
Partner
Wilmer Cutler Pickering Hale
and Dorr LLP
Washington, D.C.

Andrew Gould
Chairman & Chief Executive Officer
Schlumberger

Tony Isaac [1,3,4]
Retired
Former Chief Executive
BOC Group
Surrey, United Kingdom

Nikolay Kudryavtsev [1,5]
Rector
Moscow Institute of
Physics and Technology
Moscow, Russia

Adrian Lajous [1,2,4]
Senior Energy Advisor
McKinsey & Company
Houston, Texas
President
Petrometrica
Mexico City, Mexico

Michael E. Marks [2,4]
Managing Partner
Riverwood Capital LLC
Palo Alto, California

Leo Rafael Reif [3,5]
Provost, Chief Academic Officer &
Chief Budget Officer
Massachusetts Institute of
Technology
Cambridge, Massachusetts

Tore I. Sandvold [3,4]
Chairman
Sandvold Energy AS
Oslo, Norway

Henri Seydoux [3,5]
Chairman & Chief Executive Officer
Parrot S.A.
Paris, France

Linda Gillespie Stuntz [2,4]
Partner
Stuntz, Davis & Staffier, P.C.
Washington, D.C.

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Finance Committee
[4] Member, Nominating and Governance Committee
[5] Member, Technology Committee

Corporate Officers

Andrew Gould
Chairman & Chief Executive Officer

Simon Ayat
Executive Vice President &
Chief Financial Officer

Paal Kibsgaard
Chief Operating Officer

Alexander C. Juden
Secretary & General Counsel

H. Sola Oyinlola
Vice President & Treasurer

Ashok Belani
Vice President

Stephanie Cox
Vice President

Mark Danton
Vice President

David Farmer
Vice President

Rodney Nelson
Vice President

Satish Pai
Vice President

Malcolm Theobald
Vice President

Charles Woodburn
Vice President

Howard Guild
Chief Accounting Officer

Eileen Hardell
Assistant Secretary

Saul Laureles
Assistant Secretary

Corporate Information

Stockholder Information
Schlumberger common stock is listed on the New York Stock Exchange, trading symbol SLB, and on the Euronext Paris, London and SIX Swiss Stock Exchanges.

For quarterly earnings, dividend announcements and other information, call 1-800-99-SLB-99 from the US and Canada and 1-813-774-5043 for callers outside North America, or visit www.slb.com/ir and sign up to receive email alerts.

Stock Transfer Agent and Registrar
Computershare Trust
Company, N.A.
P.O. Box 43078
Providence, Rhode Island
02940-3078
1-877-785-9341 or 1-781-575-2707

General stockholder information is available on the Computershare Web site at www.computershare.com

Form 10-K
The Schlumberger 2009 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge. To obtain a copy, call 1-800-997-5299 from North America and 1-813-774-5043 outside North America. Alternatively, you can view all of our SEC filings online at www.slb.com/ir or write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Email Alerts
To receive Schlumberger press releases, headlines, and daily industry news headlines, register at www.slb.com/ir.

Duplicate Mailings
When a stockholder owns shares in more than one account, or when stockholders live at the same address, duplicate mailings may result. If you receive duplicate reports, you can help eliminate the added expense by requesting that only one copy be sent. To eliminate duplicate mailings, contact Computershare Trust Company, N.A., Stock Transfer Agent and Registrar.

World Wide Web
For information on Schlumberger technology, services and solutions and the latest industry news, visit www.slb.com.

Recruitment
For more information on careers and job opportunities at Schlumberger, visit www.careers.slb.com.

Non-Profit Community Development Programs
Schlumberger supports and encourages a range of community development programs—both global and local—which are often initiated and implemented by employees. We have chosen to focus on education and social development. To learn more about these programs, please visit www.seed.slb.com and www.foundation.slb.com.

* Mark of Schlumberger

Photography by Abdullah Al-Huthail (page 5), Agence WO (page 4), John Borowski (page 16), Joyice Baby Cherian (page 11), Ken Childress (cover, pages 8, 9, 10 and 15), Ricardo Merendoni (page 12), Jennifer Purviance (page 14), Gerardo Serrano (page 1), and John Smallwood (page 6).

Image on page 13 courtesy of Brazilian architect Zanetti.

Schlumberger Limited

42 rue Saint-Dominique
75007 Paris

5599 San Felipe, 17th Floor,
Houston, Texas 77056

Parkstraat 83
2514 JG The Hague

www.slb.com

Schlumberger